FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336

For the month of August 2010.

NKSJ Holdings, Inc.

(Translation of registrant’s name into English)

26-1, Nishi-Shinjuku 1-chome

Shinjuku-ku, Tokyo 160-8338

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

Information furnished on this form:

1.	[English Translation]

Summary of Consolidated Financial Results for the three months ended June 30, 2010

2.	[English Translation]

Summary of Consolidated Financial Results for the three months ended June 30, 2010

(Supplementary Information)

3.	[English Summary]

Quarterly Securities Report for the Three Months Ended June 30, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NKSJ Holdings, Inc.
Date: August 27, 2010
	By:	/S/ HIROHISA KURUMIDA
Hirohisa Kurumida
Manager of Corporate Legal Department

[English Translation]

Summary of Consolidated Financial Results for the three months ended June 30, 2010

UNOFFICIAL TRANSLATION

This document is an unofficial English translation of the Japanese original.

August 13, 2010

NKSJ Holdings, Inc.

Summary of Consolidated Financial Results for the three months ended June 30, 2010

Company Name:	NKSJ Holdings, Inc.
Listed on:	Tokyo and Osaka Stock Exchange
Stock Code Number:	8630
URL:	http://www.nksj-hd.com/
Representative Director:	Masatoshi Sato, President & CEO
Contact:	Kazuhisa Tamura, Manager, Accounting Department

Scheduled date to file Quarterly Financial Report:	August 13, 2010
Scheduled date to start payment of dividends:	———
Supplementary information for quarterly financial statements:	Yes
Schedule for quarterly investor meeting:	None

Note) Any amounts less than one million yen are rounded down, unless otherwise noted.

1.	Consolidated Financial Results for the three months ended June 30, 2010 (April 1 to June 30, 2010)

(1)	Consolidated Results of Operations

	Ordinary income		Ordinary profit		Net income
	millions of yen	%	millions of yen	%	millions of yen	%
Three months ended June 30, 2010	663,446	—	23,365	—	13,422	—
Three months ended June 30, 2009	—	—	—	—	—	—

Note)	The percentages are changes from corresponding period of previous fiscal year.

	Net income per share	Diluted net income per share
	yen	yen
Three months ended June 30, 2010	8.08	8.07
Three months ended June 30, 2009	—	—

(2)	Consolidated Financial Conditions

	Total assets	Total net assets	Equity ratio	Total net assets per share
	millions of yen	millions of yen	%	yen
As of June 30, 2010	9,061,946	1,097,536	12.1	658.04
As of March 31, 2010	—	—	—	—

Reference) Equity capital:	As of June 30, 2010	1,092,658 million yen
	As of March 31, 2010	— million yen

2.	Dividends

Dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	yen	yen	yen	yen	yen
Year ended March 31, 2010	—	—	—	—	—
Year ending March 31, 2011	—
Year ending March 31, 2011 (Forecast)		—	—	20.00	20.00

Note)	Revision to the forecasts for dividends during the first quarter: None

3.	Consolidated Forecasts for the fiscal year ending March 31, 2011 (April 1, 2010 to March 31, 2011)

Note) The percentages are changes from corresponding period of previous fiscal year.

	Ordinary income		Ordinary profit		Net income		Net income per share
	millions of yen	%	millions of yen	%	millions of yen	%	yen
Interim forecast (April 1 to September 30, 2010)	1,323,000	—	17,000	—	9,000	—	5.41
Fiscal year ending March 31, 2011 (April 1, 2010 to March 31, 2011)	2,642,000	—	48,000	—	25,000	—	15.04

Note)	Revision to the forecasts for the fiscal year during the first quarter: None

4.	Others

Note)	Please refer to “Other information” on page 2 for details.

(1)	Changes in significant subsidiaries during the first quarter: None

Note)   The above shows changes in specified subsidiaries resulting in the change in the scope of consolidation during the first quarter.

(2)	Adoption of simplified accounting methods or special accounting methods: Yes

Note)   The above shows adoption of simplified accounting methods or accounting methods used specifically for the preparation of the quarterly consolidated financial statements.

(3)	Changes in accounting policies, procedures and methods of presentation

 Changes due to revisions to accounting standards:	None

‚ Changes due to other reasons:	None

Note)   The above shows changes which are shown in “Changes in significant accounting policies for the preparation of the quarterly consolidated financial statements.”

(4)	Number of shares outstanding (Common stock):

 Total shares outstanding including treasury stock:

As of June 30, 2010	1,661,409,178 shares

As of March 31, 2010	— shares

‚ Treasury stock:

As of June 30, 2010	958,551shares

As of March 31, 2010	— shares

ƒ Average number of shares outstanding:

For the three months ended June 30, 2010	1,661,096,165shares

For the three months ended June 30, 2009	— shares

(Disclosure regarding the execution of the quarterly review process)

This summary is outside the scope of the quarterly review procedure which is required by “Financial Instruments and Exchange Act”, but the review procedure of the quarterly financial statements was completed.

(Note for using forecasted information etc.)

The forecasts included in this document are based on the currently available information and certain assumptions that we believe reasonable. Accordingly, the actual results may differ materially from those projected herein depending on various factors.

NKSJ Holdings, Inc. was established on April 1, 2010 as a holding company of Sompo Japan Insurance Inc. and NIPPONKOA Insurance Co., Ltd. This consolidated fiscal year is the first period, so there are no results for the fiscal year ended March 31, 2010 and the three months ended June 30, 2009.

1.	Qualitative Information related to the Consolidated Financial Results for the three months ended June 30, 2010

(1)	Qualitative information related to the consolidated results of operations

The consolidated results of operations for the three months ended June 30, 2010 are as follows.

Underwriting income of 619.4 billion yen, investment income of 41.4 billion yen and other ordinary income of 2.5 billion yen resulted in ordinary income of 663.4 billion yen.

In contrast, underwriting expenses of 518.6 billion yen, investment expenses of 12.4 billion yen, operating, general and administrative expenses of 105.5 billion yen and other ordinary expenses of 3.3 billion yen resulted in ordinary expenses of 640.0 billion yen.

As a result, ordinary profit amounted to 23.3 billion yen and net income amounted to 13.4 billion yen.

(2)	Qualitative information related to the consolidated financial conditions

As of June 30, 2010, the total assets amounted to 9,061.9 billion yen and the total net assets amounted to 1,097.5 billion yen.

(3)	Qualitative information related to the consolidated forecasts

There is no change on the consolidated forecasts for the fiscal year ending March 31, 2011 (first half fiscal year and full fiscal year) as disclosed on May 20, 2010.

2.	Other Information

(1)	Summary of changes in significant subsidiaries

None.

(2)	Summary of adoption of simplified accounting methods or special accounting methods

Income taxes are calculated by applying a reasonably estimated effective tax rate to income before income taxes. The estimated effective tax rate is determined by estimating the effective tax rate after applying deferred tax accounting for the fiscal year, including the first quarter of this fiscal year. When it is remarkably unreasonable to adopt this accounting method, income taxes are calculated by the statutory effective tax rate.

(3)	Summary of changes in accounting policies, procedures and methods of presentation

NKSJ Holdings, Inc. is a sole parent company of Sompo Japan Insurance Inc. and NIPPONKOA Insurance Co., Ltd. established through share exchange on April 1, 2010. This consolidated fiscal year is the first period, so there is no change in accounting policies, procedures and methods of presentation.

Please refer to significant accounting policies for the preparation of the quarterly consolidated financial statements on page 5 for details.

(4)	Summary of significant events related to going-concern assumption

None.

2

3.	Quarterly Consolidated Financial Statements

(1)	Quarterly Consolidated Balance Sheets

(Millions of yen)
As of June 30, 2010
Assets:
Cash and deposits	231,443
Call loans	98,271
Receivables under resale agreements	88,980
Receivables under securities borrowing transactions	29,720
Monetary receivables bought	67,334
Money trusts	84,687
Securities	6,493,858
Loans	722,910
Tangible fixed assets	364,691
Intangible fixed assets	31,431
Other assets	590,676
Deferred tax assets	264,283
Allowance for possible loan losses	(6,343)

Total assets	9,061,946

Liabilities:
Underwriting funds:	7,414,499
Reserve for outstanding losses and claims	1,022,013
Underwriting reserves	6,392,486
Bonds	128,000
Other liabilities	288,878
Reserve for retirement benefits	104,674
Reserve for retirement benefits to directors	103
Reserve for bonus payments	6,587
Reserves under the special laws:	20,856
Reserve for price fluctuation	20,856
Deferred tax liabilities	808

Total liabilities	7,964,409

Net assets:
Shareholders’ equity:
Common stock	100,045
Capital surplus	438,552
Retained earnings	324,515
Treasury stock	(559)

Total shareholders’ equity	862,553

Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax	247,933
Deferred gains on hedges	4,117
Foreign currency translation adjustments	(21,946)

Total valuation and translation adjustments	230,104

Stock acquisition rights	1,776
Non-controlling interests	3,101

Total net assets	1,097,536

Total liabilities and net assets	9,061,946

3

(2)	Quarterly Consolidated Statements of Income

(Millions of yen)
Three months ended June 30, 2010 (April 1 to June 30, 2010)
Ordinary income:	663,446
Underwriting income:	619,473
Net premiums written	504,951
Deposits of premiums by policyholders	39,147
Interest and dividend income on deposits of premiums, etc.	15,175
Life insurance premiums written	48,085
Reversal of reserve for outstanding losses and claims	11,001
Investment income:	41,471
Interest and dividend income	43,965
Investment gains on money trusts	368
Investment gains on trading securities	31
Gains on sales of securities	2,684
Transfer of interest and dividend income on deposits of premiums, etc.	(15,175)
Other ordinary income	2,501
Ordinary expenses:	640,080
Underwriting expenses:	518,649
Net claims paid	291,713
Loss adjustment expenses	33,027
Net commissions and brokerage fees	90,321
Maturity refunds to policyholders	69,500
Life insurance claims paid	14,166
Provision for underwriting reserves	16,475
Investment expenses:	12,495
Investment losses on money trusts	498
Losses on sales of securities	1,348
Impairment losses on securities	4,923
Operating, general and administrative expenses	105,544
Other ordinary expenses:	3,390
Interest paid	1,793

Ordinary profit	23,365

Extraordinary gains:	1,989
Gains on disposal of fixed assets	53
Gains on negative goodwill	149
Other extraordinary gains	1,785
Extraordinary losses:	3,471
Losses on disposal of fixed assets	131
Impairment losses	36
Provision for reserves under the special laws:	2,363
Provision for price fluctuation reserve	2,363
Other extraordinary losses	939

Income before income taxes and non-controlling interests	21,883

Income taxes and deferred income taxes	8,528

Income before non-controlling interests	13,355

Non-controlling interests	(67)

Net income	13,422

4

(3)	Notes on Going-Concern Assumption

None.

(4)	Significant Accounting Policies for the Preparation of the Quarterly Consolidated Financial Statements

1.	Scope of consolidation

(1)	Number of consolidated subsidiaries: 23 companies

Sompo Japan Insurance Inc.

NIPPONKOA Insurance Co., Ltd.

Sonpo 24 Insurance Company Limited

Saison Automobile and Fire Insurance Company, Limited

Sompo Japan Himawari Life Insurance Co., Ltd.

NIPPONKOA Life Insurance Company, Limited

Sompo Japan DIY Life Insurance Co., Ltd.

Sompo Japan DC Securities Co., Ltd.

Healthcare Frontier Japan Inc.

Sompo Japan Asset Management Co., Ltd.

Sompo Japan Insurance Company of America

Sompo Japan Insurance Company of Europe Limited

NIPPONKOA Insurance Company (Europe) Limited

NIPPONKOA Management Services (Europe) Limited

Nippon Insurance Company of Europe Limited

Sompo Japan Asia Holdings Pte. Ltd.

Sompo Japan Insurance (Singapore) Pte. Ltd.

Tenet Insurance Company Limited

Sompo Japan Insurance (China) Co., Ltd.

NIPPONKOA Insurance Company (China) Limited

Sompo Japan Insurance (Hong Kong) Company Limited

NIPPONKOA Insurance Company (Asia) Limited

Yasuda Seguros S.A.

Tenet Insurance Company Limited is the company which was acquired 100% of its shares by Sompo Japan Insurance Inc. as of May 31, 2010.

(2)	Names of principal non-consolidated subsidiaries

Names of principal non-consolidated subsidiaries

Ark Re Limited

Sompo Japan Reinsurance Company Limited

As the non-consolidated subsidiaries do not have a material impact on reasonable judgment about the Group’s financial conditions and results of operations in terms of total assets, ordinary income, net income or loss and retained earnings, they are excluded from the scope of consolidation.

2.	Application of the equity method

(1)	Number of affiliates accounted for under the equity method: 6 companies

Hitachi Capital Insurance Corporation

Yasuda Enterprise Development Co., Ltd.

Berjaya Sompo Insurance Berhad

Universal Sompo General Insurance Company Limited

Maritima Seguros S.A.

Maritima Saude Seguros S.A.

5

(2)	The non-consolidated subsidiaries and affiliates (Ark Re Limited and Sompo Japan Reinsurance Company Limited, etc.) are not accounted for under the equity method as each company has a minor impact on net income or loss and retained earnings and they do not have a material impact as a whole.

(3)	NKSJ Holdings, Inc. holds 20% or more of voting rights of Japan Earthquake Reinsurance Co., Ltd. (“Japan Earthquake”) through domestic insurance subsidiaries. As Japan Earthquake is engaged in public business and NKSJ Holdings, Inc. can not have a material impact on Japan Earthquake’s decision of finance, promotion and business strategy, Japan Earthquake is excluded from affiliate.

3.	The balance sheet dates of consolidated subsidiaries

The balance sheet dates of the first quarter of the foreign consolidated subsidiaries are March 31. As the differences in the quarterly balance sheet dates do not exceed three months, the financial statements as of March 31 are used for the preparation of the quarterly consolidated financial statements.

Necessary adjustments are made for the significant transactions during the periods from the quarterly balance sheet dates of the subsidiaries to the quarterly consolidated balance sheet date.

4.	Accounting policies

(1)	Valuation policies and methods for securities

(a)	Trading securities are carried at fair value.

Cost of sale is calculated under the moving-average method.

(b)	Bonds held to maturity are carried at amortized cost based on the moving-average method.

(c)	Policy reserve matching bonds are carried at amortized cost based on the moving-average method in accordance with “Temporary Treatment of Accounting and Auditing Concerning Policy Reserve Matching Bonds in the Insurance Industry” (Japanese Institute of Certified Public Accountants Industry Audit Practice Committee Report No.21).

The outline of risk management policy in relation to policy reserve matching bonds is as follows.

Certain domestic consolidated life insurance subsidiary sets up “policy reserve for single-premium whole-life” as a sub-category, and follows the management policy to match the duration of the policy reserve in the sub-category with the duration of policy reserve matching bonds corresponding to this sub-category within a certain range, to better manage the changes in the interest rate risk associated with the assets and liabilities.

(d)	Stocks of non-consolidated subsidiaries and affiliates that are not accounted for under the equity method are carried at cost based on the moving-average method.

(e)	Securities available for sale which have readily determinable fair value are carried at fair value based on the market price as of the quarterly balance sheet date.

Changes in unrealized gains or losses, net of applicable income taxes, are directly included in net assets, and cost of sale is calculated based on the moving-average method.

(f)	Securities available for sale which are considered extremely difficult to figure out fair value are carried at cost based on the moving-average method.

(g)	Securities managed as trust assets in money trust for trading purposes are carried at fair value.

(h)	Securities managed as trust assets in money trusts classified as other than trading purposes or held to maturity are carried on the same basis as that of securities available for sale.

(2)	Valuation policies and methods for derivative financial instruments

Derivative financial instruments are carried at fair value.

6

(3)	Depreciation methods of significant assets

(a)	Tangible fixed assets (excluding lease assets)

Depreciation of tangible fixed assets (excluding lease assets) held by NKSJ Holdings, Inc. and its domestic consolidated subsidiaries is computed using the declining-balance method, except for buildings (excluding fixtures) acquired on or after April 1, 1998 on which depreciation is computed using the straight-line method.

Depreciation of tangible fixed assets (excluding lease assets) held by the foreign consolidated subsidiaries is mainly computed using the straight-line method.

(b)	Intangible fixed assets

Capitalized software for internal use held by the consolidated subsidiaries is amortized using the straight-line method based on the estimated useful life.

(4)	Accounting policies for significant reserves

(a)	Allowance for possible loan losses

In order to provide for losses from defaults, the domestic consolidated insurance subsidiaries establish allowance for possible loan losses in accordance with the internal standards for self-assessment of assets and the policy of write-off and provision.

For claims on debtors that have legally, formally or substantially entered into bankruptcy, special liquidation or whose notes have been under suspension at clearing houses, allowances are provided based on the amount remaining after deduction of the estimated recoverable amounts from the disposal of collateral and from guarantees.

For claims on debtors that are highly probable that they would bankrupt in the future, allowances are provided based on the amount remaining after deduction of the estimated recoverable amounts from the disposal of collateral and from guarantees, considering the debtor’s overall solvency assessment.

For claims other than those described above, allowances are provided based on the amount of claims multiplied by the default rate, which is computed based on historical loan loss experience.

The departments responsible for respective assets assess relevant claim in accordance with the in-house self-assessment criteria. The asset auditing department independently reviews the results and allowances are provided based on the said results.

The other consolidated subsidiaries determine the collectability of the receivables respectively to provide allowances based on the said results to cover the estimated future losses.

(b)	Reserve for retirement benefits

In order to provide for employees’ retirement benefits, the domestic consolidated subsidiaries record the amount, which was considered to occur at the end of the first quarter, based on the projected retirement benefit obligation and the estimated plan assets at the end of the fiscal year.

Prior service costs are amortized using the straight-line method over certain years within the average remaining service years of employees at the time of occurrence.

Actuarial gains and losses are amortized using the straight-line method over certain years within the average remaining service years of employees at the time of occurrence from the following fiscal year.

(c)	Reserve for retirement benefits to directors

In order to provide for retirement benefits to directors, the domestic consolidated subsidiaries record the amount deemed accrued at the end of the first quarter based on internal regulations.

(d)	Reserve for bonus payments

In order to provide for employees’ bonus payments, the estimated amounts to be paid at the end of the first quarter are recorded.

(e)	Reserve for price fluctuation

In order to provide for possible losses arising from price fluctuation of stock etc, the domestic consolidated insurance subsidiaries set aside reserves under Article 115 of the Insurance Business Act.

7

(5)	Significant hedge accounting

Generally the domestic consolidated subsidiaries apply the deferral hedge accounting method to interest rate swaps to hedge cash flow fluctuation risk of floating-rate loans and bonds and interest rate fluctuation risk related to long-term insurance contracts based on “The accounting and auditing treatment on the application of the financial products accounting standard to the insurance industry” (Japanese Institute of Certified Public Accountants Industry Audit Practice Committee Report No.26, hereafter “Industry Audit Practice Committee Report No.26”). The exceptional treatment is applied to certain interest rate swaps to the extent that such transactions meet certain conditions required for the application of the exceptional treatment.

The domestic consolidated subsidiaries apply fair value hedge accounting to equity swap transactions for hedging the future stock price fluctuation risks.

The fair value hedge accounting method is applied to foreign exchange forward contracts, currency option transactions and currency swap transactions in order to reduce foreign exchange rate fluctuation risk on foreign currency denominated assets. The exceptional treatment is applied to the transactions to the extent that such transactions meet certain conditions required for application of the exceptional treatment.

Hedge effectiveness is judged by periodically comparing the accumulated fluctuations of the market value or cash flows of the hedged item to those of the related hedging instrument for the period from the commencement of the hedge to the date of judgment. However, when the material conditions are shared among the hedging instrument and the hedged item and its effectiveness is considered high, when interest rate swaps meet requirements for applying the exceptional method or when certain transactions fulfill the required conditions to apply the exceptional treatment, the judgment of the hedge effectiveness is omitted.

The hedge effectiveness based on Industry Audit Practice Committee Report No.26 is judged by monitoring the interest rates which impact the calculation of theoretical prices of both insurance liabilities as hedged item and interest rate swaps as hedging instrument which are grouped by different remaining periods.

(6)	Amortization of goodwill

Goodwill is amortized over 20 years using the straight-line method. Insignificant amounts of goodwill are amortized at one time.

(7)	Accounting for consumption taxes

NKSJ Holdings, Inc. and its domestic consolidated subsidiaries account for national and local consumption taxes using the tax-excluded method, except for the domestic consolidated insurance subsidiaries’ expenses such as loss adjustment expenses and operating, general and administrative expenses for which the domestic consolidated insurance subsidiaries account using the tax-included method.

Non-deductible consumption taxes relating to assets are included in other assets and amortized in equal installments over five years.

(5)	Notes for Material Changes in Shareholders’ Equity

None.

8

(6)	Securities

As of June 30, 2010

1.	Bonds held to maturity (which have readily determinable fair value)

	(Millions of yen)
	Carrying amount on balance sheet	Fair value	Unrealized gains (losses)
Domestic bonds	1,064,939	1,127,109	62,169
Foreign securities	85,561	85,736	175

Total	1,150,501	1,212,846	62,344

2. Policy reserve matching bonds (which have readily determinable fair value)

	(Millions of yen)
	Carrying amount on balance sheet	Fair value	Unrealized gains (losses)
Domestic bonds	10,442	10,972	530

Total	10,442	10,972	530

3.	Securities available for sale (which have readily determinable fair value)

	(Millions of yen)
	Cost	Carrying amount on balance sheet	Unrealized gains (losses)
Domestic bonds	2,456,168	2,535,300	79,132
Domestic stocks	1,133,722	1,486,446	352,723
Foreign securities	1,112,585	1,056,449	(56,136)
Others	127,660	129,891	2,231

Total	4,830,137	5,208,087	377,950

Notes)

1.	Certificate of deposit, which are classified as cash and deposits and beneficial interests in the loan trusts, which are classified as monetary receivables bought in the quarterly consolidated balance sheet, are included in “Others” above.
2.	Impairment losses on securities available for sale amount to 4,824 million yen.

NKSJ Holdings, Inc. and its domestic consolidated subsidiaries recognize impairment losses on securities available for sale if fair value declines by 30% or more of their cost at the end of the first quarter, as a rule.

9

(7)	Derivatives transactions

As of June 30, 2010

	(Millions of yen)
Type	Transaction	Notional amount		Fair value	Unrealized gains (losses)
Currency derivatives	Forward foreign exchange:
	Short	61,427		2,841	2,841
	Long	43,805		(1,443)	(1,443)
	Currency option:
	Short	18,199
		182	*	(0)	182
	Long	16,810
		182	*	1,605	1,422

Interest rate derivatives	Interest rate swap	15,000		63	63

Equity derivatives	Equity index option:
	Short	5,417
		205	*	(16)	188
	Long	4,400
		205	*	508	303

Bond derivatives	Bond future:
	Short	478		(9)	(9)

Others	Credit derivatives:
	Short	7,000		(9)	(9)
	Long	4,000		10	10
	Weather derivatives:
	Short	463
		17	*	(23)	(5)
	Long	24
		—	*	—	—
	Earthquake derivatives:
	Short	4,130
		138	*	(21)	116
	Long	3,447
		358	*	172	(186)
	Other forward:
	Long	67		2	2

Total		—		3,682	3,479

Notes)

1.	Derivatives transactions to which hedge accounting is applied are excluded.

2.	Amounts with an asterisk (*) represent the amount of the option premiums.

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(8)	Business Combinations

Three months ended June 30, 2010 (April 1 to June 30, 2010)

1.	Business integration

(1)	The name of acquiree and its type of business, reason for the business integration, date of integration, legal form of the integration, name of the controlling entity after the integration, percentage of voting rights acquired and the primary reason for defining the acquirer

(a)	The name of acquiree and its type of business

NIPPONKOA Insurance Co., Ltd.    : Property and casualty insurance

(b)	Reason for the business integration

In the face of the declining birthrate and aging society—the significant challenges Japan faces in the medium to long-term period—as well as of increased risks associated with depopulating society, deteriorating global climate change, and in response to the diversified consumer demands amidst the individuals’ lifestyle changes, companies are urged to take proper actions and contribute to social safety and to customers’ sense of security.

Based on this shared perspective, SOMPO JAPAN and NIPPONKOA decided to establish a—new solution service group which provides customers with security and service of the highest quality and contribute to social welfare, while sharing as a unitary group the strengths nurtured through 120 years of their respective history.

(c)	Date of integration

April, 1, 2010

(d)	Legal form of the integration

Share exchange

(e)	Name of the controlling entity after the integration

NKSJ Holdings, Inc.

(f)	Percentage of voting rights acquired

100%

(g)	The primary reason for defining the acquiror

Sompo Japan Insurance Inc. was defined as the acquiror based on relative ownership percentage of voting rights in general.

(2)	The business term of the acquiree included in the quarterly consolidated statements of income for first quarter

From April 1, 2010 to June 30, 2010

(3)	Acquisition cost with details of the acquiree

Purchase price	444,248 million yen
Amount of stock acquisition rights	713 million yen

Total	444,962 million yen

11

(4)	Share exchange ratio, basis of calculation for the share exchange and the number of shares to be allotted

(a)	Share exchange ratio

One share of common stock of NKSJ Holdings, Inc. was allotted and delivered for each share of common stock of SOMPO JAPAN, and 0.9 shares of common stock of NKSJ Holdings, Inc. were allotted and delivered for each share of common stock of NIPPONKOA.

(b)	Basis of calculation for the allotment in relation to the share exchange

In order to ensure the fairness of the share exchange ratio to be used in the share exchange, SOMPO JAPAN appointed Nomura Securities Co., Ltd., Mizuho Securities Co., Ltd. and Goldman Sachs Japan Co., Ltd., and NIPPONKOA appointed Merrill Lynch Japan Securities Co., Ltd. and Mitsubishi UFJ Securities Co., Ltd. to calculate the share exchange ratio. Based on the calculation results and a comprehensive consideration of the financial conditions, asset conditions and future outlook of the Parties, SOMPO JAPAN and NIPPONKOA engaged in careful deliberation concerning the share exchange ratio. The Parties concluded and agreed that the share exchange ratio mentioned above is appropriate.

(c)	Number of shares to be allotted

SOMPO JAPAN	984,055,299 shares
NIPPONKOA	677,207,979 shares

(5)	Negative goodwill

(a)	Amount of negative goodwill

149 million yen

(b)	Reason for recognizing negative goodwill

The net amounts of assets acquired and liabilities assumed on the day of business integration exceeded the amount of investment based on evaluation of entity.

(6)	Amounts of assets acquired and liabilities assumed on the day of business integration

Total assets:	3,064,910 million yen
Securities	2,180,871 million yen
Total liabilities:	2,619,450 million yen
Underwriting funds	2,482,288 million yen

(7)	Estimated amounts of influence on the quarterly consolidated statements of income for the fiscal year ending March 31, 2011 assuming that the business integration had been completed on the commencement date of the fiscal year

There is no influence because the business integration was held on the same date of the commence date of the quarterly consolidated period for the fiscal year ending March 31, 2011.

12

2. Business integration

(1)	The name of acquiree and its type of business, reason for the business integration, date of integration, legal form of the integration, name of the controlling entity after the integration, percentage of voting rights acquired and the primary reason for defining the acquiror

(a)	The name of acquiree and its type of business

Tenet Insurance Company Limited (“Tenet”)    :Property and casualty insurance

(b)	Reason for the business integration

Through the acquisition of Tenet, Sompo Japan Group plans to further strengthen its solid platform and expand its operations in Singapore and Southeast Asia.

(c)	Date of integration

May, 31, 2010

(d)	Legal form of the integration

Acquisition of shares by cash

(e)	Name of the controlling entity after the integration

Tenet Insurance Company Limited

(f)	Percentage of voting rights acquired

100%

(g)	The primary reason for defining the acquiror

Sompo Japan was defined as the acquiror because Sompo Japan acquired shares of Tenet by cash.

(2)	The business term of the acquiree included in the quarterly consolidated statements of income for first quarter

None. The acquisition date is regarded as June 30, 2010.

(3)	Acquisition cost with details of the acquiree

Purchase price	97 million Singapore dollar
Direct cost for the acquisition	1 million Singapore dollar

Total	98 million Singapore dollar

(4)	Goodwill

(a)	Amount of goodwill

38 million Singapore dollar

(b)	Reason for recognizing goodwill

The acquisition cost exceeded the net amounts of assets acquired and liabilities assumed on the day of business integration.

(c)	Method and term of amortization

Straight-line amortization in 20 years

13

(5)	Amounts of assets acquired and liabilities assumed on the day of business integration

Total assets:	122 million Singapore dollar
Deposits	72 million Singapore dollar
Total liabilities:	62 million Singapore dollar
Underwriting funds	55 million Singapore dollar

14

4.	Supplementary Information

(1)	Summary of Results of Operations

(Millions of yen)
Three months ended June 30, 2010 (April 1 to June 30, 2010)
Ordinary income and expenses:
Underwriting income:	619,473
Net premiums written	504,951
Deposits of premiums by policyholders	39,147
Life insurance premiums written	48,085
Underwriting expenses:	518,649
Net claims paid	291,713
Loss adjustment expenses	33,027
Net commissions and brokerage fees	90,321
Maturity refunds to policyholders	69,500
Life insurance claims paid	14,166

Investment income:	41,471
Interest and dividend income	43,965
Gains on sales of securities	2,684
Investment expenses:	12,495
Losses on sales of securities	1,348
Impairment losses on securities	4,923

Operating, general and administrative expenses	105,544

Other ordinary income and expenses	(889)

Ordinary profit	23,365

Extraordinary gains and losses:
Extraordinary gains	1,989
Extraordinary losses	3,471

Net extraordinary losses	(1,482)

Income before income taxes and non-controlling interests	21,883
Income taxes and deferred income taxes	8,528
Income before non-controlling interests	13,355
Non-controlling interests	(67)

Net income	13,422

15

(2)	Premiums Written and Claims Paid by Lines of Business (Consolidated)

Direct premiums written (including deposits of premiums by policyholders)

	(Millions of yen)
	Three months ended June 30, 2010 (April 1 to June 30, 2010)
Business line	Amount	% of total amount	Rate of change
		%	%
Fire and allied insurance	89,069	15.2	—
Marine insurance	14,890	2.5	—
Personal accident insurance	77,847	13.3	—
Voluntary automobile insurance	252,769	43.1	—
Compulsory automobile liability insurance	66,838	11.4	—
Others	85,564	14.6	—

Total	586,981	100.0	—
Deposits of premiums by policyholders	39,147	6.7	—

Net premiums written

	(Millions of yen)
	Three months ended June 30, 2010 (April 1 to June 30, 2010)
Business line	Amount	% of total amount	Rate of change
		%	%
Fire and allied insurance	56,708	11.2	—
Marine insurance	11,471	2.3	—
Personal accident insurance	50,897	10.1	—
Voluntary automobile insurance	251,954	49.9	—
Compulsory automobile liability insurance	56,675	11.2	—
Others	77,244	15.3	—

Total	504,951	100.0	—

Net claims paid

	(Millions of yen)
	Three months ended June 30, 2010 (April 1 to June 30, 2010)
Business line	Amount	% of total amount	Rate of change
		%	%
Fire and allied insurance	24,212	8.3	—
Marine insurance	6,305	2.2	—
Personal accident insurance	24,721	8.5	—
Voluntary automobile insurance	147,739	50.6	—
Compulsory automobile liability insurance	56,715	19.4	—
Others	32,020	11.0	—

Total	291,713	100.0	—

Note to the above three tables:

The above figures represent amounts before offsetting internal transactions among consolidated segments.

16

(3)	Life Insurance Business (Consolidated)

Life insurance premiums

	(Millions of yen)
	Three months ended June 30, 2010 (April 1 to June 30, 2010)
	Amount	Rate of change
		%
Life insurance premiums	48,085	—

Note) The above figures represent amounts before offsetting internal transactions among consolidated segments.

Total amount of policies in force

	(Millions of yen)
	As of June 30, 2010
	Amount	Rate of change
		%
Individual insurance	15,492,154	—
Individual annuities	277,140	—
Group insurance	3,019,192	—
Group annuities	—	—

Notes)

1.	The above figures represent amounts before offsetting internal transactions among consolidated segments.
2.	Amount of “Individual annuities” represents the sum of annuity fund at the beginning of annuity payment of contracts before the beginning of annuity payment and policy reserves for the contracts after the beginning of annuity payment.

Total amount of new policies

	(Millions of yen)
	Three months ended June 30, 2010 (April 1 to June 30, 2010)
	Net increase by new policies and conversion	New policies	Net increase by conversion
Individual insurance	693,607	693,607	—
Individual annuities	3,138	3,138	—
Group insurance	11,344	11,344	—
Group annuities	—	—	—

Notes)

1.	The above figures represent amounts before offsetting internal transactions among consolidated segments.
2.	Amount of “Net increase by new policies and conversion” for “Individual annuities” represents the amount of annuity fund at the beginning of annuity payment.

Annualized premiums of new policies (individual insurance and individual annuities)

	(Millions of yen)
	Three months ended June 30, 2010 (April 1 to June 30, 2010)
	Amount	Rate of change
		%
Annualized premiums of new policies	7,815	—

Note) The above figures represent amounts before offsetting internal transactions among consolidated segments.

17

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the information in relation to the NKSJ Holdings, Inc. (“NKSJ”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of NKSJ in light of the information currently available to NKSJ, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of NKSJ, as the case may be, to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. NKSJ does not undertake or will not undertake any obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by NKSJ in their subsequent domestic filings in Japan and filings with, or submissions to, the U.S. Securities Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, those below.

(1)	Effects of deterioration of economic and business conditions in Japan

(2)	Risks associated with non-life insurance business, life insurance business, and other businesses in which NKSJ group participates

(3)	Changes to laws, regulations, and systems

(4)	Risk of natural disasters

(5)	Occurrence of unpredictable damages

(6)	Reinsurance risk

(7)	Overseas business risk

(8)	Effects of declining stock price

(9)	Effects of fluctuation in exchange rate

(10)	Effects of fluctuation in interest rate

(11)	Liquidity risk

(12)	Effects of decline in creditworthiness of investment and/or loan counterparties

(13)	Credit rating downgrade

(14)	Litigation risk

(15)	Risk concerning retirement benefit liabilities

(16)	Occurrence of personal information leak

(17)	Damage on business operations by major disasters

(18)	Effects resulting from business integration

(19)	Other risks

18

[English Translation]

Summary of Consolidated Financial Results for the three months ended June 30, 2010

(Supplementary Information)

UNOFFICIAL TRANSLATION

This document is an unofficial English translaion of Japanese original.

Summary of Consolidated Financial Results

for the three months ended June 30, 2010

Supplementary Information

August 13, 2010

NKSJ Holdings, Inc.

(Stock code number : 8630)

Summary of Consolidated Financial Results for the three months ended June 30, 2010

Supplementary Information Contents

Overview of Business Results of Principal Consolidated Subsidiaries

1

Overview of Business Results of Principal Consolidated Subsidiaries

(Reference) Sompo Japan Insurance Inc. (Non-consolidated)

Quarterly Balance Sheets

	(Millions of yen)
	As of June 30, 2010	As of March 31, 2010	Increase (Decrease)
	Amount	Amount
Assets:
Cash and deposits	70,768	118,455	(47,686)
Call loans	72,600	46,800	25,800
Receivables under resale agreements	88,980	61,489	27,490
Monetary receivables bought	33,842	34,585	(742)
Money trusts	6,288	6,773	(485)
Securities	3,405,319	3,525,735	(120,415)
Loans	470,213	476,173	(5,960)
Tangible fixed assets	212,095	212,244	(148)
Intangible fixed assets	96	758	(662)
Other assets	370,223	437,671	(67,448)
Deferred tax assets	180,072	121,347	58,724
Allowance for possible loan losses	(4,088)	(5,068)	980
Allowance for possible investment losses	(7,734)	(7,734)	—

Total assets	4,898,677	5,029,232	(130,554)

Liabilities:
Underwriting funds:	3,796,435	3,797,586	(1,150)
Reserve for outstanding losses and claims	677,750	687,801	(10,050)
Underwriting reserves	3,118,684	3,109,784	8,900
Bonds	128,000	128,000	—
Other liabilities	177,390	181,855	(4,464)
Reserve for retirement benefits	77,596	76,741	854
Reserve for bonus payments	4,466	13,405	(8,938)
Reserves under the special laws:	12,935	11,462	1,472
Reserve for price fluctuation	12,935	11,462	1,472

Total liabilities	4,196,824	4,209,051	(12,226)

Net assets:
Shareholders’ equity:
Common stock	70,000	70,000	—
Capital surplus	24,229	24,229	—
Retained earnings	328,869	338,304	(9,434)
Total shareholders’ equity	423,099	432,534	(9,434)
Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax	278,753	386,343	(107,589)
Total valuation and translation adjustments	278,753	386,343	(107,589)
Stock acquisition rights	—	1,302	(1,302)

Total net assets	701,853	820,181	(118,327)

Total liabilities and net assets	4,898,677	5,029,232	(130,554)

2

(Reference) Sompo Japan Insurance Inc. (Non-consolidated)

Quarterly Statements of Income

			(Millions of yen)
			Three months ended June 30, 2009 (April 1 to June 30, 2009)	Three months ended June 30, 2010 (April 1 to June 30, 2010)	Increase (Decrease)	Rate of change
			Amount	Amount
Ordinary income:			395,567	407,570	12,002	3.0%
Underwriting income:			374,436	381,432	6,996	1.9
Net premiums written			330,758	331,126	368	0.1
Deposits of premiums by policyholders			24,989	29,466	4,476	17.9
Interest and dividend income on deposits of premiums, etc.			10,747	9,955	(792)	(7.4)
Reversal of reserve for outstanding losses and claims			7,717	10,050	2,333	30.2
Investment income:			19,999	24,632	4,632	23.2
Interest and dividend income			27,496	23,991	(3,505)	(12.7)
Investment gains on money trusts			109	0	(109)	(99.9)
Investment gains on trading securities			—	28	28	—
Gains on sales of securities			2,968	1,657	(1,310)	(44.2)
Transfer of interest and dividend income on deposits of premiums, etc.			(10,747)	(9,955)	792	—
Other ordinary income			1,131	1,504	372	33.0

Ordinary expenses:			398,706	392,212	(6,494)	(1.6)
Underwriting expenses:			329,542	324,499	(5,043)	(1.5)
Net claims paid			204,602	189,198	(15,403)	(7.5)
Loss adjustment expenses			19,036	23,595	4,558	23.9
Net commissions and brokerage fees			55,986	55,575	(410)	(0.7)
Maturity refunds to policyholders			33,231	44,770	11,538	34.7
Provision for underwriting reserves			13,329	8,900	(4,428)	(33.2)
Investment expenses:			6,981	9,020	2,038	29.2
Investment losses on money trusts			—	226	226	—
Investment losses on trading securities			136	—	(136)	(100.0)
Losses on sales of securities			1,969	900	(1,069)	(54.3)
Impairment losses on securities			856	4,146	3,290	384.2
Operating, general and administrative expenses			59,828	56,784	(3,043)	(5.1)
Other ordinary expenses:			2,353	1,908	(445)	(18.9)
Interest paid			684	1,757	1,072	156.7

Ordinary profit (loss)			(3,139)	15,358	18,497	—

Extraordinary gains:			97	3,105	3,007	3,069.2
Gains on disposal of fixed assets			97	16	(81)	(83.3)
Other extraordinary gains			—	3,088	3,088	—
Extraordinary losses:			771	2,317	1,546	200.5
Losses on disposal of fixed assets			87	78	(8)	(10.3)
Provision for reserves under the special laws:			683	1,472	788	115.3
Provision for price fluctuation reserve			683	1,472	788	115.3
Other extraordinary losses			—	766	766	—

Income (loss) before income taxes			(3,812)	16,145	19,958	—
Income taxes and deferred income taxes			(2,403)	5,899	8,303	—
Net income (loss)			(1,408)	10,246	11,654	—

Underwriting result:
Net premiums written	(+	)	330,758	331,126	368	0.1
Net claims paid	(–)		204,602	189,198	(15,403)	(7.5)
Loss adjustment expenses	(–)		19,036	23,595	4,558	23.9
Operating expenses:	(–)		111,792	108,983	(2,809)	(2.5)
Net commissions and brokerage fees			55,986	55,575	(410)	(0.7)
Operating, general and administrative expenses related to underwriting			55,805	53,407	(2,398)	(4.3)
Underwriting result			(4,673)	9,350	14,023	—

Underwriting profit (loss)			(12,378)	1,426	13,804	—

Ratios:
Net loss ratio	(%	)	67.6	64.3	(3.4)
Net expense ratio	(%	)	33.8	32.9	(0.9)
Underwriting result ratio	(%	)	(1.4)	2.8	4.2

3

(Reference) Sompo Japan Insurance Inc. (Non-consolidated)

Premiums Written and Claims Paid by Lines of Business

Direct premiums written (excluding deposits of premiums by policyholders)

	(Millions of yen)
	Three months ended June 30, 2009 (April 1 to June 30, 2009)			Three months ended June 30, 2010 (April 1 to June 30, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
Fire and allied insurance	43,084	12.3%	(1.1)%	42,158	11.9%	(2.1)%
Marine insurance	7,119	2.0	(23.3)	7,919	2.2	11.2
Personal accident insurance	35,396	10.1	(1.1)	35,722	10.1	0.9
Voluntary automobile insurance	166,185	47.3	(2.9)	164,428	46.5	(1.1)
Compulsory automobile liability insurance	45,231	12.9	(28.0)	46,412	13.1	2.6
Others	54,377	15.5	0.3	56,876	16.1	4.6

Total	351,394	100.0	(6.7)	353,517	100.0	0.6
Deposits of premiums by policyholders	24,989	—	(10.0)	29,466	—	17.9

Net premiums written

	(Millions of yen)
	Three months ended June 30, 2009 (April 1 to June 30, 2009)			Three months ended June 30, 2010 (April 1 to June 30, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
Fire and allied insurance	33,438	10.1%	(2.3)%	34,500	10.4%	3.2%
Marine insurance	5,893	1.8	(22.7)	6,203	1.9	5.3
Personal accident insurance	35,111	10.6	(1.2)	35,572	10.7	1.3
Voluntary automobile insurance	167,204	50.6	(1.9)	164,173	49.6	(1.8)
Compulsory automobile liability insurance	37,420	11.3	(25.1)	38,980	11.8	4.2
Others	51,689	15.6	2.5	51,694	15.6	0.0

Total	330,758	100.0	(5.0)	331,126	100.0	0.1

Net claims paid

	(Millions of yen)
	Three months ended June 30, 2009 (April 1 to June 30, 2009)			Three months ended June 30, 2010 (April 1 to June 30, 2010)
Business line	Amount	Rate of change	Net loss ratio	Amount	Rate of change	Net loss ratio
Fire and allied insurance	13,771	4.0%	42.8%	14,504	5.3%	43.7%
Marine insurance	3,241	(3.2)	60.0	4,020	24.0	69.1
Personal accident insurance	16,524	3.5	51.3	16,834	1.9	52.0
Voluntary automobile insurance	95,834	(4.3)	64.5	93,834	(2.1)	67.1
Compulsory automobile liability insurance	38,798	(2.6)	112.0	38,750	(0.1)	107.4
Others	36,431	72.7	73.4	21,254	(41.7)	44.4

Total	204,602	5.6	67.6	189,198	(7.5)	64.3

4

(Reference) Sompo Japan Insurance Inc. (Non-consolidated)

Solvency Margin Ratio

	(Millions of yen)
	As of June 30, 2010	As of March 31, 2010
(A) Total Solvency Margin	1,496,886	1,671,429
Capital and funds, etc.	423,099	414,156
Reserve for price fluctuation	12,935	11,462
Contingency reserve	611	611
Catastrophic loss reserve	474,909	466,702
General allowance for possible loan losses	897	992
Unrealized gains on securities (before tax effect deductions)	393,561	536,605
Net unrealized gains and losses on real estate	52,252	52,252
Excess amount of reserve for maturity refunds	—	—
Subordinated debt, etc.	128,000	128,000
Deductions	157,616	101,616
Others	168,235	162,261
(B) Total Risks
	398,766	417,827
Underwriting risk (R1)	83,963	83,975
Underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance (R2)	—	—
Guaranteed interest rate risk (R3)	5,368	5,368
Investment risk (R4)	168,492	185,633
Business management risk (R5)	9,088	9,493
Major catastrophe risk	196,604	199,686
(C) Solvency Margin Ratio (R6) [(A) / {(B) × 1/2}] × 100	750.7%	800.0%

Note)	The above figures are calculated based on Articles 86 and 87 of the Ordinance for Enforcement of the Insurance Business Law and the provisions of Notification No. 50 of the Ministry of Finance (1996). The figures as of June 30, 2010 are partly calculated on the simplified method, for example, some bases for the major catastrophe risk calculation are deemed same as the figures as of March 31, 2010.

5

SOMPO JAPAN INSURANCE INC.

Exposure to Structured Finance

As of June 30, 2010

August 13, 2010

SOMPO JAPAN INSURANCE INC.

Summary of Financial Guarantee Insurance

SOMPO JAPAN INSURANCE INC.

(Unit: billions of yen)

Overall financial guarantee (Gains/Losses)	FY2007	FY2008	FY2009	FY2009 1Q	FY2010 1Q
Loss payment (*1)	0.1	(37.9)	(63.8)	(15.8)	(0.2)
Provision/Reversal of Loss Reserves (*2)	(30.0)	(109.9)	55.7	14.1	6.6
Gains/Losses	(29.9)	(147.9)	(8.0)	(1.7)	6.4

(Unit: billions of yen)

ABS-CDOs (Insured Amount)	3/31/2008	3/31/2009	3/31/2010	6/30/2010
Total of Insured Amount	289.4	218.0	123.1	117.4
Outstanding Loss Reserves	(30.0)	(139.0)	(79.5)	(76.6)
Insured Amount Net of Loss Reserves	**259.4**	**78.9**	**43.5**	**40.8**

6

Exposure to Structured Finance

As of June 30, 2010

August 13, 2010

Summary of Financial Guarantee Insurance

Gains/Losses for

FY2010 1Q

(Overall financial guarantee)

6.4 billion yen gain （Gains from ABS-CDO guarantee)

Primarily due to some expected recovery from the past fiscal year’s loss payment.

Overall financial guarantee (Gains/Losses)

Loss payment (*1)

Provision/Reversal of Loss Reserves (*2)

Gains/Losses

FY2007

0.1

(30.0)

(29.9)

FY2008

(37.9)

(109.9)

(147.9)

FY2009

(63.8)

55.7

(8.0)

(Unit: billions of yen)

FY2009 1Q

(15.8)

14.1

(1.7)

FY2010 1Q

(0.2)

6.6

6.4

*1 Including commutation. *2 Including gains/losses of exchange hedge transaction.

Net exposure to ABS-CDOs

Net exposure to ABS-CDOs (after deduction of loss reserves) reduced to 40.8 billion yen. (Decreased by 2.7 billion yen since March 31, 2010)

(unit: billions of yen)

300.0 200.0 100.0 0.0

259.4

78.9

43.5

40.8

(Unit: billions of yen)

ABS-CDOs (Insured Amount)

Total of Insured Amount

Outstanding Loss Reserves

Insured Amount Net of Loss Reserves

3/31/2008

289.4

(30.0)

259.4

3/31/2009

218.0

(139.0)

78.9

3/31/2010

123.1

(79.5)

43.5

6/30/2010

117.4

(76.6)

40.8

6

<Appendix 1> Financial Guarantee Insurance

SOMPO JAPAN INSURANCE INC.

Categories		Insured Amount: Direct Insurance (*6)	Insured Amount: Treaty Reinsurance (*7)	Insured Amount: Total	Outstanding Loss Reserve (*8)	Insured Amount Net of Loss Reserves	Gains/Losses for FY2010 1Q (*9)
CDOs	ABS CDOs (backed by pools of asset backed securities) (*1)	116.9	0.5	117.4	76.6	40.8	6.4
CDOs	Corporate CDOs (backed by pools of single corporate credits) (*2)	146.0	1.6	147.7	-	147.7	-
CDOs	**CDOs Total**	262.9	2.2	265.2	76.6	188.5	6.4
ABS	RMBS (*3)						
ABS	Global RMBS	-	10.8	10.8	0.3	10.4	-
ABS	Domestic RMBS	36.6	-	36.6	-	36.6	-
ABS	RMBS Total	36.6	10.8	47.4	0.3	47.0	-
ABS	CMBS (*4)	-	-	-	-	-	-
ABS	Other ABS						
ABS	Global ABS (*5)	3.3	26.0	29.3	0.5	28.8	-
ABS	Domestic ABS	8.6	-	8.6	-	8.6	-
ABS	Other ABS Total	12.0	26.0	38.0	0.5	37.5	-
ABS	**ABS Total**	48.6	36.8	85.5	0.9	84.5	-
Public Finance		-	179.5	179.5	0.0	179.4	-
Total		**311.5**	**218.6**	**530.2**	**77.5**	**452.6**	**6.4**

SOMPO JAPAN INSURANCE INC.

Policy No. (*1)	Issue Rating (*2) (S&P/MDY)	Fiscal Year Issued	Insured Amount (*3)	Sub-ordination Ratio (*4)	Distribution of underlying assets rating						Ratio of subprime RMBS
					AAA	AA	A	BBB	Below BBB	Default (*5)	
Guarantee for CDO①	AAA/Caa3	2003	8.8	17%	29%	8%	5%	19%	39%	5.5%	0%
Guarantee for CDO② (*6)	AAA/Aa3	2004	5.5	53%	33%	35%	0%	0%	32%	23.2%	0%
	AAA/Aa3	2004	10.0	30%							
Guarantee for CDO④	CCC-/Caa3	2004	11.0	14%	9%	17%	11%	8%	55%	4.9%	9%
Guarantee for CDO⑤	CC/Caa2	2005	10.6	14%	1%	8%	3%	3%	85%	12.9%	15%
Guarantee for CDO⑦	CCC+/C	2006	17.7	9%	1%	15%	14%	5%	65%	0.0%	31%
Guarantee for CDO⑨	-/C	2006	26.5	23%	3%	7%	3%	4%	84%	23.3%	9%
Guarantee for CDO⑪	B-/Caa1	2004	26.5	19%	3%	17%	19%	14%	47%	16.3%	-
Total of ABS CDOs			116.9	18%	6%	13%	8%	6%	67%	10.9%	-

Insured Amount Net of Loss Reserves	40.3

*1 Previously listed Guarantee for CDO③, ⑥, ⑧, ⑩ and ⑫ have been excluded from above as they have been terminated due to the commutation or the full redemption of tranches guaranteed by us.

*6 Guarantee for CDO② insures different two classes of the same CDO.

7

<Appendix 1> Financial Guarantee Insurance

(As of June 30, 2010, Unit: billions of yen, USD/JPY=88.51)

Categories

CDOs

ABS

ABS CDOs (backed by pools of asset backed securities) (*1)

Corporate CDOs (backed by pools of single corporate credits) (*2)

CDOs Total

RMBS (*3)

Global RMBS Domestic RMBS RMBS Total CMBS (*4) Other ABS

Global ABS (*5) Domestic ABS Other ABS Total

ABS Total

Public Finance Total

Insured Amount

Direct Insurance

(*6)

116.9 146.0 262.9

- 3

6.6 36.6-

3.3 8.6 12.0 48.6 -

311.5

Treaty Reinsurance

(*7)

0.5 1.6 2.2

10.8-10.8-

2 6.0 - 26.0 36.8 179.5

218.6

Total

117.4 147.7 265.2

10.8 36.6 47.4-

29.3 8.6 38.0 85.5 179.5

530.2

Outstanding Loss Reserve

(*8)

7 6.6 - 7 6.6

0.3 - 0.3 -

0.5 - 0.5 0.9 0.0

77.5

Insured Amount Net of Loss Reserves

40.8 147.7 188.5

10.4 36.6 47.0 -

28.8 8.6

37.5 84.5 179.4

452.6

Gains/Losses for FY2010 1Q

(*9)

6.4 -

6.4

-

-

6.4

*1 ABS CDOs (backed by pools of asset backed securities): The securities backed by securitized assets such as the RMBS, CDOs and CLOs.

*2 Corporate CDOs (backed by pools of single corporate credits): The securities backed by assets such as corporate bonds, loans and CDS.

*3 RMBS: Asset Backed Securities where underlying assets are residential mortgages. 93% of RMBS are rated investment grade (BBB or above) including AAA ratings for 79%.

*4 CMBS: Asset-backed securities where underlying assets are commercial mortgage loans.

*5 8% of global ABS are U.S. consumer loan-related ABS, while others are mainly related to corporate credit (e.g., leasing receivables).

*6 “Direct Insurance” includes facultative reinsurance policies and 9.0 billion yen of Direct Insurance to cover U.S. monoline guaranteed notes.

*7 “Treaty Reinsurance” is a portfolio-based reinsurance where certain parts of policies underwritten by an original insurer are ceded automatically to the reinsurer, Sompo Japan, in accordance with the conditions agreed by the original insurer and the reinsurer.

*8 Recoverable reserve for the transaction which was terminated by claim payment is not included in “Outstanding Loss Reserve”.

*9 Total amount of 6.4 billion yen gain is comprised of 0.2 billion yen of loss payment offset by 8.1 billion yen of reversal of loss reserve and 1.5 billion yen losses of foreign exchange hedge transaction for loss reserve. Financial Guarantee Insurance is not supposed to book mark-to-market unrealized gains/losses through income statement as it is an insurance policy.

<Appendix 2> List of Guarantee for ABS CDOs (Excl. Treaty Reinsurance)

(As of June 30, 2010, Unit: billions of yen, USD/JPY=88.51)

Policy No. (*1)

Guarantee for CDO

Guarantee for CDO (*6)

Guarantee for CDO Guarantee for CDO Guarantee for CDO Guarantee for CDO Guarantee for CDO

Total of ABS CDOs

Issue Rating (*2) (S&P/MDY)

AAA/Caa3 AAA/Aa3 AAA/Aa3 CCC-/Caa3 CC/Caa2 CCC+/C

-/C B-/Caa1

Fiscal Year

Issued 2003 2004 2004 2004 2005 2006 2006 2004

Insured Amount (*3)

8.8

5.5

10.0

11.0

10.6

17.7

26.5

26.5 116.9

Subordination Ratio (*4) 17% 53% 30% 14% 14% 9% 23% 19% 18%

Distribution of underlying assets rating

AAA 29% 33%

9% 1% 1% 3%

3% 6%

AA 8% 35%

17% 8% 15% 7% 17% 13%

A 5% 0%

11% 3% 14% 3% 19% 8%

BBB 19% 0%

8% 3% 5

% 4% 14% 6%

Below BBB

39%

32%

55% 85% 65% 84% 47% 67%

Default (*5)

5.5%

23.2%

4.9% 12.9% 0.0% 23.3% 16.3

% 10.9%

Ratio of subprime RMBS

0%

0%

9% 15% 31% 9% -

Insured Amount Net of Loss Reserves 40.3

*1 Previously listed Guarantee for CDO, and have been excluded from above as they have been terminated due to the commutation or the full redemption of tranches guaranteed by us.

*2 Issue ratings are as of July 31, 2010. CDO and are facultative reinsurance policies, and the issue ratings of which are the ratings for the ceding company’s tranche including those senior class to our tranche.

*3 Insured amount is amount of principal insured, and some policies also insure interest payments. If a principal/interest shortfall occurs, Sompo Japan will become liable for the guarantee obligation.

*4 Subordination Ratio is a ratio of portions subordinated to our guaranteed tranche for the underlying assets. A redemption of senior tranche results in an increase of Sub-ordination

Ratio.

*5 Default of underlying assets is determined by the default definition of each transaction through detailed scrutiny and the default amount is determined based on adjustment by recovery.

*6 Guarantee for CDO insures different two classes of the same CDO.

7

<Appendix 4> Structured Finance Exposure in Our Investment Portfolio

SOMPO JAPAN INSURANCE INC.

Categories		Outstanding Balance	Gains/Losses for FY 2010 1Q		
			Gains/Losses Charged to P/L	Unrealized Gains/Losses	Total
CDOs	ABS CDOs (backed by pools of asset backed securities) (*1)	0.0	0.0	0.0	0.0
	Corporate CDOs (backed by pools of single corporate credits) (*2)	-	-	-	-
	CDOs Total	0.0	0.0	0.0	0.0
ABS	RMBS (*3)				
	Global RMBS	2.1	-	(0.4)	(0.4)
	Domestic RMBS	29.1	-	1.0	1.0
	RMBS Total	31.3	-	0.5	0.5
	CMBS				
	Global CMBS	0.8	-	(0.1)	(0.1)
	Domestic CMBS	12.2	-	(0.4)	(0.4)
	CMBS Total	13.1	-	(0.5)	(0.5)
	Other ABS				
	Global ABS	0.4	-	(0.1)	(0.1)
	Domestic ABS	-	-	-	-
	Other ABS Total	0.4	-	(0.1)	(0.1)
	ABS Total	44.9	-	(0.1)	(0.1)
Investment in SIV		-	-	-	-
Leveraged Finance (*4)		2.1	-	-	-
Total		**47.0**	**0.0**	**(0.1)**	**(0.1)**
Reference: Hedge funds (U.S. subprime loans related exposure)		1.1	Net of the long position and the short position		

*1 Global transactions only (Below BBB).

*2 Excluding public finance CLO.

8

<Appendix 3> Summary of Guarantee for Corporate CDOs (Excl. Treaty Reinsurance)

The total outstanding of insured corporate CDO (direct underwriting) amounted to 146.0 billion yen as of June 30, 2010. As a result of overall scrutiny of the individual contracts, there are no losses expected at this point.

Average residual period of all direct underwritten corporate CDO guarantees is approximately 2.4 years. Approximately 82% of our exposure or 120.0 billion yen is to be redeemed by the end of FY2012.

Each corporate CDO is well diversified with approximately 150 reference corporations. Thus a potential impact by default of one reference company would be limited.

We don’t see any concentration to particular sector or corporation. For example, exposure to financial institutions which is the largest sector in the reference corporations accounts for around 13%.

Issue rating

S&P Rating

BBB+ 18%

A+ AAA 12% 46%

AA

24%

Moody’s Rating

Baa1 18%

A1 Aaa 12% 46%

Aa1 24%

(Note) Rating distribution by S&P as of July 31, 2010. For transactions without S&P rating, we applied Moody’s rating instead.

(Note) Rating distribution by Moody’s as of July 31, 2010. For transactions without Moody’s rating, we applied S&P’s rating instead.

Run off exposure

(Unit: billions of yen)

450.0 400.0 350.0 300.0 250.0 200.0 150.0 100.0 50.0 0.0

Result Projection

3/31/08 3/31/09 3/31/10 6/30/10 3/31/11 3/31/12 3/31/13 3/31/14 3/31/15

(Note) Estimated future exposure was translated at the exchange rate as of June 30, 2010

<Appendix 4> Structured Finance Exposure in Our Investment Portfolio

(As of June 30, 2010, Unit: billions of yen, USD/JPY=88.51)

Categories

ABS CDOs (backed by pools of asset backed securities) (*1)

CDOs

Corporate CDOs (backed by pools of single corporate credits) (*2)

CDOs Total

RMBS (*3)

Global RMBS Domestic RMBS RMBS Total CMBS

Global CMBS ABS Domestic CMBS

CMBS Total Other ABS

Global ABS Domestic ABS Other ABS Total

ABS Total Investment in SIV Leveraged Finance (*4) Total

Reference: Hedge funds (U.S. subprime loans related exposure)

Gains/Losses for FY 2010 1Q

Gains/Losses Charged to P/L

0.0 -

0.0

-

-

-

-

0.0

Unrealized Gains/Losses

0.0

-

0.0

(0.4)

1.0

0.5

(0.1)

(0.4)

(0.5)

(0.1)

-

(0.1)

(0.1)

-

(0.1)

Total

0.0

-

0.0

(0.4)

1.0

0.5

(0.1)

(0.4)

(0.5)

(0.1)

–

(0.1)

(0.1)

-

(0.1)

Outstanding Balance

0.0 - 0.0 2.1 29.1 31.3 0.8 12.2 13.1 0.4 - 0.4 44.9 - 2.1 47.0 1.1

Net of the long position and the short position

*1 Global transactions only (Below BBB).

*2 Excluding public finance CLO.

*3 Excluding RMBS issued by government sponsored enterprises. Most of the RMBS are rated investment grade (BBB or above), and 82% are rated AAA. Exposure to U.S. housing related government-sponsored enterprises (GSEs)’s RMBS and Agency Bonds amounted to 60.2 billion yen (Decreased by 1.1 billion yen since March 31, 2010). No impairment losses were recognized for the 1st quarter of the fiscal year ended March 31, 2011.

*4 Leveraged Finance: Finance where funding are provided for corporate mergers and acquisitions, mainly based on cash flows of acquired companies. Domestic transactions only.

8

(Reference) NIPPONKOA Insurance Co., Ltd. (Non-consolidated)

Quarterly Balance Sheets

	(Millions of yen)
	As of June 30, 2010	As of March 31, 2010	Increase (Decrease)
	Amount	Amount
Assets:
Cash and deposits	70,242	80,793	(10,551)
Call loans	25,000	50,000	(25,000)
Monetary receivables bought	33,491	6,129	27,361
Money trusts	56,789	56,752	37
Securities	1,756,202	1,822,848	(66,645)
Loans	221,087	227,417	(6,329)
Tangible fixed assets	129,322	130,437	(1,115)
Intangible fixed assets	531	534	(3)
Other assets	162,744	159,263	3,480
Deferred tax assets	78,684	60,392	18,291
Allowance for possible loan losses	(2,073)	(2,106)	33

Total assets	2,532,023	2,592,464	(60,441)

Liabilities:
Underwriting funds:	2,044,167	2,059,290	(15,123)
Reserve for outstanding losses and claims	266,522	267,872	(1,349)
Underwriting reserves	1,777,644	1,791,418	(13,773)
Other liabilities	57,910	65,184	(7,274)
Reserve for retirement benefits	23,090	22,583	506
Reserve for bonus payments	1,455	6,078	(4,622)
Reserve for bonus payments to directors	—	41	(41)
Reserves under the special laws:	6,421	5,643	778
Reserve for price fluctuation	6,421	5,643	778

Total liabilities	2,133,044	2,158,821	(25,777)

Net assets:
Shareholders’ equity:
Common stock	91,249	91,249	—
Capital surplus	46,702	46,702	—
Retained earnings	118,686	117,202	1,484
Total shareholders’ equity	256,637	255,153	1,484
Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax	138,223	175,808	(37,584)
Deferred gains or losses on hedges	4,117	2,115	2,001
Total valuation and translation adjustments	142,340	177,924	(35,583)
Stock acquisition rights	—	565	(565)

Total net assets	398,978	433,642	(34,663)

Total liabilities and net assets	2,532,023	2,592,464	(60,441)

9

(Reference) NIPPONKOA Insurance Co., Ltd. (Non-consolidated)

Quarterly Statements of Income

		(Millions of yen)
		Three months ended June 30, 2009 (April 1 to June 30, 2009)	Three months ended June 30, 2010 (April 1 to June 30, 2010)	Increase (Decrease)	Rate of change
		Amount	Amount
Ordinary income:		205,627	202,981	(2,645)	(1.3)%
Underwriting income:		192,970	190,147	(2,823)	(1.5)
Net premiums written		162,099	160,285	(1,814)	(1.1)
Deposits of premiums by policyholders		7,477	9,517	2,040	27.3
Interest and dividend income on deposits of premiums, etc.		5,874	5,205	(668)	(11.4)
Reversal of reserve for outstanding losses and claims		—	1,349	1,349	—
Reversal of underwriting reserves		17,262	13,773	(3,488)	(20.2)
Investment income:		12,310	12,435	124	1.0
Interest and dividend income		14,347	13,403	(944)	(6.6)
Investment gains on money trusts		581	303	(277)	(47.7)
Gains on sales of securities		1,941	3,171	1,229	63.3
Transfer of interest and dividend income on deposits of premiums, etc.		(5,874)	(5,205)	668	—
Other ordinary income		345	398	53	15.4

Ordinary expenses:		194,338	191,810	(2,528)	(1.3)
Underwriting expenses:		161,135	157,594	(3,541)	(2.2)
Net claims paid		97,367	96,139	(1,228)	(1.3)
Loss adjustment expenses		8,785	8,895	110	1.3
Net commissions and brokerage fees		27,960	27,195	(764)	(2.7)
Maturity refunds to policyholders		25,540	24,497	(1,042)	(4.1)
Provision for reserve for outstanding losses and claims		1,407	—	(1,407)	(100.0)
Investment expenses:		2,418	3,439	1,021	42.2
Investment losses on money trusts		273	246	(26)	(9.7)
Losses on sales of securities		478	1,623	1,144	239.3
Impairment losses on securities		179	445	266	148.3
Operating, general and administrative expenses		30,627	30,654	26	0.1
Other ordinary expenses:		157	122	(34)	(22.1)
Interest paid		20	10	(9)	(49.2)

Ordinary profit		11,288	11,171	(117)	(1.0)

Extraordinary gains:		0	598	597	93,416.9
Gains on disposal of fixed assets		0	33	32	5,136.0
Other extraordinary gains		—	565	565	—
Extraordinary losses:		1,231	1,020	(211)	(17.1)
Losses on disposal of fixed assets		67	43	(24)	(35.7)
Impairment losses		—	36	36	—
Provision for reserves under the special laws:		649	778	128	19.7
Provision for price fluctuation reserve		649	778	128	19.7
Other extraordinary losses		513	162	(351)	(68.5)

Income before income taxes		10,057	10,748	691	6.9
Income taxes and deferred income taxes		2,641	3,244	603	22.8
Net income		7,415	7,504	88	1.2

Underwriting result:
Net premiums written	(+)	162,099	160,285	(1,814)	(1.1)
Net claims paid	(–)	97,367	96,139	(1,228)	(1.3)
Loss adjustment expenses	(–)	8,785	8,895	110	1.3
Operating expenses:	(–)	57,100	56,335	(764)	(1.3)
Net commissions and brokerage fees		27,960	27,195	(764)	(2.7)
Operating, general and administrative expenses related to underwriting		29,140	29,139	(0)	(0.0)
Underwriting result		(1,153)	(1,084)	68	—

Underwriting profit		1,421	2,731	1,309	92.1

Ratios:
Net loss ratio	(%)	65.5	65.5	—
Net expense ratio	(%)	35.2	35.1	(0.1)
Underwriting result ratio	(%)	(0.7)	(0.7)	—

10

(Reference) NIPPONKOA Insurance Co., Ltd. (Non-consolidated)

Premiums Written and Claims Paid by Lines of Business

Direct premiums written (excluding deposits of premiums by policyholders)

	(Millions of yen)
	Three months ended June 30, 2009 (April 1 to June 30, 2009)			Three months ended June 30, 2010 (April 1 to June 30, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
Fire and allied insurance	29,348	16.7%	(8.4)%	28,940	16.6%	(1.4)%
Marine insurance	3,398	1.9	(29.1)	3,731	2.1	9.8
Personal accident insurance	14,544	8.3	(5.2)	14,333	8.2	(1.5)
Voluntary automobile insurance	82,717	47.2	(2.0)	81,206	46.8	(1.8)
Compulsory automobile liability insurance	19,982	11.4	(25.4)	20,334	11.7	1.8
Others	25,438	14.5	(2.4)	25,483	14.6	0.2

Total	175,431	100.0	(7.4)	174,029	100.0	(0.8)
Deposits of premiums by policyholders	7,477	—	(53.4)	9,517	—	27.3

Net premiums written

	(Millions of yen)
	Three months ended June 30, 2009 (April 1 to June 30, 2009)			Three months ended June 30, 2010 (April 1 to June 30, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
Fire and allied insurance	21,266	13.1%	(10.4)%	20,099	12.5%	(5.5)%
Marine insurance	3,190	2.0	(25.4)	3,330	2.1	4.4
Personal accident insurance	14,613	9.0	(4.6)	14,520	9.1	(0.6)
Voluntary automobile insurance	82,486	50.9	(2.1)	81,083	50.5	(1.7)
Compulsory automobile liability insurance	16,837	10.4	(24.4)	17,553	11.0	4.3
Others	23,705	14.6	(3.4)	23,698	14.8	(0.0)

Total	162,099	100.0	(7.1)	160,285	100.0	(1.1)

Net claims paid

	(Millions of yen)
	Three months ended June 30, 2009 (April 1 to June 30, 2009)			Three months ended June 30, 2010 (April 1 to June 30, 2010)
Business line	Amount	Rate of change	Net loss ratio	Amount	Rate of change	Net loss ratio
Fire and allied insurance	10,785	13.3%	54.9%	9,135	(15.3)%	49.8%
Marine insurance	1,904	48.5	61.1	1,587	(16.6)	49.4
Personal accident insurance	7,584	(5.1)	57.6	7,462	(1.6)	56.7
Voluntary automobile insurance	48,002	(1.6)	64.0	50,185	4.5	67.9
Compulsory automobile liability insurance	17,765	(3.0)	111.9	17,814	0.3	108.0
Others	11,324	(4.7)	52.6	9,952	(12.1)	47.1

Total	97,367	(0.4)	65.5	96,139	(1.3)	65.5

11

(Reference) NIPPONKOA Insurance Co., Ltd. (Non-consolidated)

Solvency Margin Ratio

	(Millions of yen)
	As of June 30, 2010	As of March 31, 2010
(A) Total Solvency Margin	800,103	840,210
Capital and funds, etc.	256,637	249,698
Reserve for price fluctuation	6,421	5,643
Contingency reserve	12	12
Catastrophic loss reserve	284,864	285,675
General allowance for possible loan losses	43	40
Unrealized gains on securities (before tax effect deductions)	190,825	242,132
Net unrealized gains and losses on real estate	24,257	24,275
Excess amount of reserve for maturity refunds	—	—
Subordinated debt, etc.	—	—
Deductions	13,269	13,269
Others	50,310	46,002
(B) Total Risks	232,775	226,293

Underwriting risk (R1)	39,277	39,271
Underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance (R2)	1	1
Guaranteed interest rate risk (R3)	3,051	3,088
Investment risk (R4)	81,401	85,444
Business management risk (R5)	5,164	7,492
Major catastrophe risk (R6)	134,471	121,948
(C) Solvency Margin Ratio [(A) / {(B) × 1/2}] × 100	687.4%	742.5%

Note)	The above figures are calculated based on Articles 86 and 87 of the Ordinance for Enforcement of the Insurance Business Law and the provisions of Notification No. 50 of the Ministry of Finance (1996). The figures as of June 30, 2010 are partly calculated on the simplified method, for example, some bases for the major catastrophe risk calculation are deemed same as the figures as of March 31, 2010.

12

(Reference) NIPPONKOA Insurance Co., Ltd. (Non-consolidated)

Investments in the securitized paper and subprime loans (As of June 30, 2010)

Investments by NIPPONKOA in the securitized paper, as of June 30, 2010, are as follows.

1.	SPEs (Special Purpose Entities)

None.

2.	CDOs (Collateralized Debt Obligations)

	(Billions of Yen)
	As of June 30, 2010			(Reference) As of March 31, 2010
	Fair value	Unrealized gains or losses	Impairment losses	Fair value	Unrealized gains or losses	Impairment losses
CDO	8.0	0.1	—	7.8	0.1	—
Rated	7.5	—	—	7.2	—	—
Non-rated	0.5	0.1	—	0.6	0.1	—

(Notes)

(1)	NIPPONKOA recognized impairment on securities whose fair value is determinable as of the balance sheet date if the fair value declined by 30% or more from carrying value. Also applied to the table below.
(2)	Out of the rated CDOs, 13% is rated AAA, 13% is rated AA, 63% is rated A, and 11% is rated BB.
(3)	All of the underlying collateral pool for CDOs are assets supported by the corporate loans.
(4)	93% of the CDOs is domestic and 7% is overseas.
(5)	The ratios for categorizations of the rated CDOs by region are calculated using the fair value.
(6)	Other than the figures in the table above, related to CDO, the Company recorded 0.2 billion yen of gains on derivative financial instruments.

3.	Other subprime/Alt-A exposure

None.

4.	CMBS (Commercial Mortgage-Backed Security)

	(Billions of Yen)
	As of June 30, 2010			(Reference) As of March 31, 2010
	Fair value	Unrealized gains or losses	Impairment losses	Fair value	Unrealized gains or losses	Impairment losses
CMBS	7.2	(0.3)	—	8.8	(0.3)	(0.1)
Domestic	7.2	(0.3)	—	8.8	(0.3)	(0.1)
Foreign	—	—	—	—	—	—

(Note) Amount in impairment losses includes the loss on evaluation of securities and other investment expenses.

5.	Leveraged finance

None.

6.	CDS (Credit Default Swap)

The Company does not hold CDS that reference the securitized paper including CDOs. The Company holds CDS that reference a single credit of a firm (7.0 billion yen of short commitment notional value, (0.0) billion yen of fair value, (0.0) billion yen of valuation loss).

[Definitions of securitized assets]

•	SPEs: Special Purpose Entities. A general term of special purpose entities including SIV (Structured Investment Vehicle) that are specialized in investment of securitized papers.

•	CDO: Collateralized Debt Obligation. A securitized notes, which was supported, by asset pool of number of underlying debt securities and loans.

•	CMBS: Commercial Mortgage-Backed Security. An instrument that securitized the mortgage loans for commercial real estate.

•	Alt–A: A type of U.S. mortgage. Alt-A (Mezzanine) is placed in the middle of Prime loan, a loan for borrowers with higher creditscore, and Subprime loan, a loan for borrowers with lower creditscore.

•	CDS: Credit Default Swap. A swap contract involving trading of credits, which reference the creditworthiness of a corporate or securitized paper, called a reference credit (entity).

13

(Reference) SONPO 24 Insurance Co., Ltd. (Non-Consolidated)

Quarterly Balance Sheets

	(Millions of yen)
	As of June 30, 2010	As of March 31, 2010	Increase (Decrease)
	Amount	Amount
Assets:
Cash and deposits	1,777	1,851	(74)
Securities	15,772	15,618	153
Tangible fixed assets	169	182	(12)
Other assets	635	810	(174)

Total assets	18,355	18,463	(107)

Liabilities:
Underwriting funds:	8,606	8,538	68
Reserve for outstanding losses and claims	2,426	2,333	92
Underwriting reserves	6,180	6,204	(24)
Other liabilities	1,198	1,443	(245)
Reserve for retirement benefits	83	79	4
Reserve for bonus payments	20	92	(72)
Reserves under the special laws:	21	20	0
Reserve for price fluctuation	21	20	0
Deferred tax liabilities	34	18	15

Total liabilities	9,965	10,193	(228)

Net assets:
Shareholders’ equity:
Common stock	19,000	19,000	—
Capital surplus	19,000	19,000	—
Retained earnings	(29,670)	(29,763)	92
Total shareholders’ equity	8,329	8,236	92
Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax	60	32	27
Total valuation and translation adjustments	60	32	27

Total net assets	8,390	8,269	120

Total liabilities and net assets	18,355	18,463	(107)

14

(Reference) SONPO 24 Insurance Co., Ltd. (Non-Consolidated)

Quarterly Statements of Income

		(Millions of yen)
		Three months ended June 30, 2009 (April 1 to June 30, 2009)	Three months ended June 30, 2010 (April 1 to June 30, 2010)	Increase (Decrease)	Rate of change
		Amount	Amount
Ordinary income:		2,332	2,619	286	12.3%
Underwriting income:		2,307	2,569	262	11.4
Net premiums written		2,304	2,542	238	10.3
Interest and dividend income on deposits of premiums, etc.		2	2	(0)	(15.9)
Reversal of underwriting reserves		—	24	24	—
Investment income:		24	49	24	100.7
Interest and dividend income		27	21	(5)	(21.8)
Gains on sales of securities		—	30	30	—
Transfer of interest and dividend income on deposits of premiums, etc.		(2)	(2)	0	—
Other ordinary income		0	0	(0)	(2.0)

Ordinary expenses:		2,539	2,524	(14)	(0.6)
Underwriting expenses:		1,804	1,869	64	3.6
Net claims paid		1,217	1,449	231	19.0
Loss adjustment expenses		149	163	14	9.4
Net commissions and brokerage fees		153	163	10	6.6
Provision for reserve for outstanding losses and claims		153	92	(61)	(39.9)
Provision for underwriting reserves		129	—	(129)	(100.0)
Operating, general and administrative expenses		734	654	(79)	(10.8)
Other ordinary expenses		0	0	(0)	(94.5)

Ordinary profit (loss)		(207)	94	301	—

Extraordinary losses:		3	0	(2)	(75.8)
Losses on disposal of fixed assets		0	0	0	19.0
Provision for reserves under the special laws:		0	0	0	0.9
Provision for price fluctuation reserve		0	0	0	0.9
Other extraordinary losses		2	—	(2)	(100.0)

Income (loss) before income taxes		(210)	93	304	—
Income taxes and deferred income taxes		0	0	—	—
Net income (loss)		(211)	92	304	—

Underwriting result:
Net premiums written	(+)	2,304	2,542	238	10.3
Net claims paid	(–)	1,217	1,449	231	19.0
Loss adjustment expenses	(–)	149	163	14	9.4
Operating expenses:	(–)	887	817	(70)	(7.9)
Net commissions and brokerage fees		153	163	10	6.6
Operating, general and administrative expenses related to underwriting		734	654	(80)	(10.9)
Underwriting result		49	111	62	126.5

Underwriting profit		(231)	45	277	—

Ratios:
Net loss ratio	(%)	59.3	63.5	4.2
Net expense ratio	(%)	38.5	32.1	(6.4)
Underwriting result ratio	(%)	2.2	4.4	2.2

15

(Reference) SONPO 24 Insurance Co., Ltd. (Non-Consolidated)

Premiums Written and Claims Paid by Lines of Business

Direct premiums written (excluding deposits of premiums by policyholders)

(Millions of yen)
	Three months ended June 30, 2009 (April 1 to June 30, 2009)			Three months ended June 30, 2010 (April 1 to June 30, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
Fire and allied insurance	—	—%	—%	—	—%	—%
Marine insurance	—	—	—	—	—	—
Personal accident insurance	—	—	—	—	—	—
Voluntary automobile insurance	2,313	100.0	23.1	2,547	100.0	10.1
Compulsory automobile liability insurance	—	—	—	—	—	—
Others	—	—	—	—	—	—

Total	2,313	100.0	23.1	2,547	100.0	10.1
Deposits of premiums by policyholders	—	—	—	—	—	—

Net premiums written

	(Millions of yen)
	Three months ended June 30, 2009 (April 1 to June 30, 2009)			Three months ended June 30, 2010 (April 1 to June 30, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
Fire and allied insurance	—	—%	—%	—	—%	—%
Marine insurance	—	—	—	—	—	—
Personal accident insurance	—	—	—	—	—	—
Voluntary automobile insurance	2,273	98.7	23.5	2,503	98.5	10.1
Compulsory automobile liability insurance	30	1.3	(24.0)	39	1.5	27.7
Others	—	—	—	—	—	—

Total	2,304	100.0	22.5	2,542	100.0	10.3

Net claims paid

	(Millions of yen)
	Three months ended June 30, 2009 (April 1 to June 30, 2009)			Three months ended June 30, 2010 (April 1 to June 30, 2010)
Business line	Amount	Rate of change	Net loss ratio	Amount	Rate of change	Net loss ratio
Fire and allied insurance	—	—%	—%	—	—%	—%
Marine insurance	—	—	—	—	—	—
Personal accident insurance	—	—	—	—	—	—
Voluntary automobile insurance	1,173	6.0	58.2	1,400	19.3	62.5
Compulsory automobile liability insurance	43	7.2	142.7	49	12.5	125.7
Others	—	—	—	—	—	—

Total	1,217	6.1	59.3	1,449	19.0	63.5

16

Reference SONPO 24 Insurance Co., Ltd. (Non-Consolidated)

Solvency Margin Ratio

	(Millions of yen)
	As of June 30, 2010	As of March 31, 2010
(A) Total Solvency Margin	8,688	8,616
Capital and funds, etc.	8,329	8,236
Reserve for price fluctuation	21	20
Contingency reserve	—	—
Catastrophic loss reserve	252	312
General allowance for possible loan losses	—	—
Unrealized gains on securities (before tax effect deductions)	85	46
Net unrealized gains and losses on real estate	—	—
Excess amount of reserve for maturity refunds	—	—
Subordinated debt, etc.	—	—
Deductions	—	—
Others	—	—
(B) Total Risks	908	895
Underwriting risk (R1)	757	734
Underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance (R2)	—	—
Guaranteed interest rate risk (R3)	—	—
Investment risk (R4)	154	193
Business management risk (R5)	30	30
Major catastrophe risk (R6)	104	104
(C) Solvency Margin Ratio [(A) / {(B) × 1/2}] × 100	1,913.2%	1,924.8%

Note)	The above figures are calculated based on Articles 86 and 87 of the Ordinance for Enforcement of the Insurance Business Law and the provisions of Notification No. 50 of the Ministry of Finance (1996). The figures as of June 30, 2010 are partly calculated on the simplified method, for example, some bases for the major catastrophe risk calculation are deemed same as the figures as of March 31, 2010.

17

(Reference) Saison Automobile and Fire Insurance Company, Limited (Non-consolidated)

Quarterly Balance Sheets

	(Millions of yen)
	As of June 30, 2010	As of March 31, 2010	Increase (Decrease)
	Amount	Amount
Assets:
Cash and deposits	7,511	10,796	(3,284)
Money trusts	1,291	1,316	(25)
Securities	21,603	19,223	2,379
Loans	16	20	(3)
Tangible fixed assets	288	171	117
Intangible fixed assets	1,126	897	228
Other assets	2,177	1,917	260
Allowance for possible loan losses	(0)	(0)	—

Total assets	34,014	34,342	(327)

Liabilities:
Underwriting funds:	19,791	19,359	431
Reserve for outstanding losses and claims	4,930	4,946	(16)
Underwriting reserves	14,861	14,413	448
Other liabilities	1,395	1,431	(35)
Reserve for retirement benefits	285	364	(78)
Reserve for retirement benefits to directors	36	34	1
Reserve for bonus payments	109	206	(96)
Reserves under the special laws:	1	14	(12)
Reserve for price fluctuation	1	14	(12)
Deferred tax liabilities	60	100	(39)

Total liabilities	21,680	21,510	169

Net assets:
Shareholders’ equity:
Common stock	8,610	8,610	—
Capital surplus	6,848	6,848	—
Retained earnings	(3,299)	(2,925)	(374)
Total shareholders’ equity	12,158	12,532	(374)
Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax	175	299	(123)
Total valuation and translation adjustments	175	299	(123)

Total net assets	12,334	12,831	(497)

Total liabilities and net assets	34,014	34,342	(327)

18

(Reference) Saison Automobile and Fire Insurance Company, Limited (Non-consolidated)

Quarterly Statements of Income

		(Millions of yen)
		Three months ended June 30, 2009 (April 1 to June 30, 2009)	Three months ended June 30, 2010 (April 1 to June 30, 2010)	Increase (Decrease)	Rate of change
		Amount	Amount
Ordinary income:		4,244	4,133	(110)	(2.6)%
Underwriting income:		4,066	4,008	(57)	(1.4)
Net premiums written		3,613	3,816	202	5.6
Deposits of premiums by policyholders		200	163	(37)	(18.6)
Interest and dividend income on deposits of premiums, etc.		9	12	2	32.5
Reversal of reserve for outstanding losses and claims		242	16	(226)	(93.3)
Investment income:		122	71	(50)	(41.4)
Interest and dividend income		81	82	1	2.2
Investment gains on money trusts		49	—	(49)	(100.0)
Investment gains on trading securities		—	0	0	—
Gains on sales of securities		1	0	(1)	(88.7)
Transfer of interest and dividend income on deposits of premiums, etc.		(9)	(12)	(2)	—
Other ordinary income		55	53	(2)	(3.6)

Ordinary expenses:		4,163	4,513	349	8.4
Underwriting expenses:		3,047	3,275	227	7.5
Net claims paid		1,912	1,880	(31)	(1.7)
Loss adjustment expenses		199	253	54	27.1
Net commissions and brokerage fees		466	457	(9)	(1.9)
Maturity refunds to policyholders		232	233	0	0.2
Provision for underwriting reserves		234	448	213	90.8
Investment expenses:		53	37	(16)	(30.1)
Investment losses on money trusts		—	25	25	—
Losses on sales of securities		35	—	(35)	(100.0)
Impairment losses on securities		—	10	10	—
Operating, general and administrative expenses		1,005	1,198	193	19.2
Other ordinary expenses:		56	2	(54)	(96.3)
Interest paid		1	1	0	21.5

Ordinary profit (loss)		81	(379)	(460)	(567.9)

Extraordinary gains:		0	12	11	1,713.4
Reversal of reserves under the special laws:		0	12	11	1,713.4
Reversal of price fluctuation reserve		0	12	11	1,713.4
Extraordinary losses:		0	2	2	6,075.5
Losses on disposal of fixed assets		0	2	2	6,075.5

Income (loss) before income taxes		81	(369)	(450)	(551.3)
Income taxes and deferred income taxes		5	5	—	—
Net income (loss)		76	(374)	(450)	(590.1)

Underwriting result:
Net premiums written	(+)	3,613	3,816	202	5.6
Net claims paid	(–)	1,912	1,880	(31)	(1.7)
Loss adjustment expenses	(–)	199	253	54	27.1
Operating expenses:	(–)	1,396	1,584	187	13.5
Net commissions and brokerage fees		466	457	(9)	(1.9)
Operating, general and administrative expenses related to underwriting		929	1,127	197	21.2
Underwriting result		105	98	(7)	(7.1)

Underwriting profit		134	(353)	(487)	(363.6)

Ratios:
Net loss ratio	(%)	58.4	55.9	(2.5)
Net expense ratio	(%)	38.6	41.5	2.9
Underwriting result ratio	(%)	2.9	2.6	(0.3)

19

(Reference) Saison Automobile and Fire Insurance Company, Limited (Non-consolidated)

Premiums Written and Claims Paid by Lines of Business

Direct premiums written (excluding deposits of premiums by policyholders)

	(Millions of yen)
	Three months ended June 30, 2009 (April 1 to June 30, 2009)			Three months ended June 30, 2010 (April 1 to June 30, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
Fire and allied insurance	509	12.4%	62.1%	871	19.6%	70.9%
Marine insurance	0	0.0	55.4	0	0.0	(62.9)
Personal accident insurance	931	22.7	30.0	1,034	23.2	11.1
Voluntary automobile insurance	2,329	56.7	(4.5)	2,234	50.2	(4.1)
Compulsory automobile liability insurance	96	2.4	(23.1)	91	2.1	(5.3)
Others	239	5.8	5.7	222	5.0	(6.9)

Total	4,107	100.0	7.5	4,455	100.0	8.5
Deposits of premiums by policyholders	200	—	6.2	163	—	(18.6)

Net premiums written

	(Millions of yen)
	Three months ended June 30, 2009 (April 1 to June 30, 2009)			Three months ended June 30, 2010 (April 1 to June 30, 2010)
Business line	Amount	% of total amount	Rate of change	Amount	% of total amount	Rate of change
Fire and allied insurance	357	9.9%	65.6%	637	16.7%	78.1%
Marine insurance	9	0.3	(19.3)	6	0.2	(32.1)
Personal accident insurance	620	17.2	16.7	652	17.1	5.2
Voluntary automobile insurance	2,307	63.9	(4.5)	2,213	58.0	(4.1)
Compulsory automobile liability insurance	94	2.6	(19.4)	102	2.7	8.4
Others	223	6.2	5.8	204	5.4	(8.8)

Total	3,613	100.0	3.1	3,816	100.0	5.6

Net claims paid

	(Millions of yen)
	Three months ended June 30, 2009 (April 1 to June 30, 2009)			Three months ended June 30, 2010 (April 1 to June 30, 2010)
Business line	Amount	Rate of change	Net loss ratio	Amount	Rate of change	Net loss ratio
Fire and allied insurance	51	(54.1)%	15.3%	59	15.6%	10.5%
Marine insurance	5	(20.2)	54.4	6	16.8	92.5
Personal accident insurance	369	28.1	65.1	386	4.5	67.4
Voluntary automobile insurance	1,348	9.6	64.8	1,299	(3.6)	66.6
Compulsory automobile liability insurance	97	(4.3)	113.1	101	3.9	107.6
Others	39	(15.2)	20.0	27	(29.9)	17.7

Total	1,912	7.1	58.4	1,880	(1.7)	55.9

20

(Reference) Saison Automobile and Fire Insurance Company, Limited (Non-consolidated)

Solvency Margin Ratio

	(Millions of yen)
	As of June 30, 2010	As of March 31, 2010
(A) Total Solvency Margin	14,493	15,333
Capital and funds, etc.	11,055	11,658
Reserve for price fluctuation	1	14
Contingency reserve	8	8
Catastrophic loss reserve	3,213	3,291
General allowance for possible loan losses	0	0
Unrealized gains on securities (before tax effect deductions)	212	359
Net unrealized gains and losses on real estate	—	—
Excess amount of reserve for maturity refunds	—	—
Subordinated debt, etc.	—	—
Deductions	—	—
Others	2	2
(B) Total Risks	1,663	1,653
Underwriting risk (R1)	838	838
Underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance (R2)	—	—
Guaranteed interest rate risk (R3)	6	6
Investment risk (R4)	488	530
Business management risk (R5)	58	59
Major catastrophe risk (R6)	631	598
(C) Solvency Margin Ratio [(A) / {(B) × 1/2}] × 100	1,742.2%	1,854.7%

Note)	The above figures are calculated based on Articles 86 and 87 of the Ordinance for Enforcement of the Insurance Business Law and the provisions of Notification No. 50 of the Ministry of Finance (1996). The figures as of June 30, 2010 are partly calculated on the simplified method, for example, some bases for the major catastrophe risk calculation are deemed same as the figures as of March 31, 2010.

21

(Reference) Sompo Japan Himawari Life Insurance Co., Ltd. (Non-consolidated)

Quarterly Balance Sheets

	(Millions of yen)
	As of June 30, 2010	As of March 31, 2010	Increase (Decrease)
	Amount	Amount
Assets:
Cash and deposits	32,027	32,988	(960)
Securities:	1,042,223	1,030,306	11,917
Government bonds	582,228	560,887	21,340
Municipal bonds	69,907	70,489	(581)
Corporate bonds	309,377	310,212	(834)
Domestic stocks	4,579	5,140	(560)
Foreign securities	76,129	83,576	(7,446)
Loans:	17,437	17,162	275
Policy loans	17,437	17,162	275
Tangible fixed assets	1,219	1,197	22
Intangible fixed assets	4,457	4,625	(168)
Agency accounts receivable	148	174	(25)
Reinsurance accounts receivable	742	1,206	(464)
Other assets	20,040	21,401	(1,360)
Deferred tax assets	12,154	13,164	(1,009)
Allowance for possible loan losses	(93)	(94)	0

Total assets	1,130,357	1,122,133	8,223

Liabilities:
Policy reserves:	1,063,843	1,054,852	8,991
Reserve for outstanding claims	20,276	20,155	120
Policy reserves	1,041,471	1,032,371	9,100
Reserve for dividends to policyholders	2,095	2,325	(230)
Agency accounts payable	1,246	1,591	(345)
Reinsurance accounts payable	1,098	1,205	(107)
Other liabilities	5,518	7,564	(2,045)
Reserve for retirement benefits	734	663	70
Reserve for retirement benefits to directors	54	45	9
Reserves under the special laws:	897	794	103
Reserve for price fluctuation	897	794	103

Total liabilities	1,073,393	1,066,716	6,676

Net assets:
Shareholders’ equity:
Common stock	17,250	17,250	—
Capital surplus	10,000	10,000	—
Retained earnings	26,979	27,283	(304)
Total shareholders’ equity	54,229	54,533	(304)
Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax	2,735	882	1,852
Total valuation and translation adjustments	2,735	882	1,852

Total net assets	56,964	55,416	1,547

Total liabilities and net assets	1,130,357	1,122,133	8,223

22

(Reference) Sompo Japan Himawari Life Insurance Co., Ltd. (Non-consolidated)

Quarterly Statements of Income

	(Millions of yen)
	Three months ended June 30, 2009 (April 1 to June 30, 2009)	Three months ended June 30, 2010 (April 1 to June 30, 2010)	Increase (Decrease)	Rate of change
	Amount	Amount
Ordinary income:	61,239	60,798	(440)	(0.7)%
Insurance premiums and other:	55,225	55,905	679	1.2
Insurance premiums	54,484	55,203	718	1.3
Investment income:	6,003	4,836	(1,166)	(19.4)
Interest and dividend income	4,448	4,697	248	5.6
Gains on sales of securities	360	139	(220)	(61.3)
Investment gains on special account	1,195	—	(1,195)	(100.0)
Other ordinary income	10	56	46	444.0

Ordinary expenses:	62,362	60,496	(1,866)	(3.0)
Insurance claims and other:	39,784	35,327	(4,457)	(11.2)
Insurance claims	5,265	5,340	75	1.4
Annuity payments	184	238	53	29.1
Insurance benefits	5,466	5,622	155	2.9
Surrender benefits	27,133	22,686	(4,446)	(16.4)
Other refunds	444	273	(170)	(38.4)
Provision for policy reserves and other:	8,024	9,221	1,196	14.9
Provision for reserve for outstanding claims	1,188	120	(1,068)	(89.9)
Provision for policy reserves	6,835	9,100	2,264	33.1
Provision for interest portion of reserve for dividends to policyholders	0	0	0	84.0
Investment expenses:	221	1,170	949	429.0
Interest paid	7	13	5	80.8
Losses on derivatives	195	8	(186)	(95.6)
Investment losses on special account	—	1,140	1,140	—
Operating, general and administrative expenses	13,952	14,179	227	1.6
Other ordinary expenses	379	597	218	57.6

Ordinary profit (loss)	(1,123)	301	1,425	—

Extraordinary gains:	4	0	(3)	(79.8)
Other extraordinary gains	4	0	(3)	(79.8)
Extraordinary losses:	75	265	190	250.9
Losses on disposal of fixed assets	1	5	4	373.0
Provision for reserves under the special laws:	74	103	28	38.5
Provision for price fluctuation reserve	74	103	28	38.5
Other extraordinary losses	—	156	156	—

Provision for reserve for dividends to policyholders	447	402	(45)	(10.1)
Loss before income taxes	(1,642)	(365)	1,276	—
Income taxes and deferred income taxes	65	(60)	(125)	(192.4)
Net loss	(1,707)	(304)	1,402	—

23

(Reference) Sompo Japan Himawari Life Insurance Co., Ltd. (Non-consolidated)

Major Business Results

Total amount of policies in force and total amount of new policies

Total amount of policies in force

	(Number in thousands, Yen in hundred millions, %)
	As of June 30, 2010				As of March 31, 2010
	Number		Amount		Number		Amount
		Rate of change		Rate of change		Rate of change		Rate of change
Individual insurance	1,769	102.2	106,535	102.4	1,732	109.9	104,049	110.1
Individual annuities	15	99.6	799	99.7	15	98.2	801	98.5
Group insurance	—	—	18,587	101.1	—	—	18,379	92.0
Group annuities	—	—	—	—	—	—	—	—

Note)	Amount of “Individual annuities” represents the sum of annuity fund at the beginning of annuity payment of contracts before the beginning of annuity payment and policy reserves for the contracts after the beginning of annuity payment.

Total amount of new policies

	(Number in thousands, Yen in hundred millions, %)
	Three months ended June 30, 2009 (April 1 to June 30, 2009)				Three months ended June 30, 2010 (April 1 to June 30, 2010)
	Number		Amount		Number		Amount
		Rate of change		Rate of change		Rate of change		Rate of change
Individual insurance	77	261.9	4,574	127.3	74	95.2	5,268	115.2
Individual annuities	0	107.8	5	97.7	0	90.1	4	88.5
Group insurance	—	—	100	808.1	—	—	82	81.9
Group annuities	—	—	—	—	—	—	—	—

Note)	Amount of “Individual annuities” represents the amount of annuity fund at the beginning of annuity payment.

Annualized premiums

Policies in force

	(Yen in hundred millions, %)
	As of June 30, 2010		As of March 31, 2010
		Rate of change		Rate of change
Individual insurance	192,205	99.7	192,742	98.1
Individual annuities	3,498	101.7	3,439	98.9
Total	195,703	99.8	196,181	98.2

Medical and survival benefits	73,852	101.4	72,864	106.1

New policies

	(Yen in hundred millions, %)
	Three months ended June 30, 2009 (April 1 to June 30, 2009)		Three months ended June 30, 2010 (April 1 to June 30, 2010)
		Rate of change		Rate of change
Individual insurance	5,739	144.1	5,445	94.9
Individual annuities	21	89.1	19	89.1
Total	5,761	143.7	5,465	94.9

Medical and survival benefits	3,031	275.7	2,644	87.2

Notes)

1.	Annualized premiums are calculated by using multipliers for various premium payment terms to the premium per payment. In single premium contracts, the amount is calculated by dividing the premium by the duration of the policy.
2.	Annualized premiums for medical and survival benefits include (a) premium related to medical benefits such as hospitalization and surgery benefits, (b) premium related to survival benefits such as specific illness and nursing benefits, and (c) premium related to premium waiver benefits, in which disability cause is excluded but causes such as specific illness and nursing care are included.

24

(Reference) Sompo Japan Himawari Life Insurance Co., Ltd. (Non-consolidated)

Solvency Margin Ratio

	(Millions of yen)
	As of June 30, 2010	As of March 31, 2010
(A) Total Solvency Margin	160,853	157,431
Capital, etc.	54,234	54,533
Reserve for price fluctuation	897	794
Contingency reserve	15,621	15,355
General allowance for possible loan losses	16	18
Unrealized gains and losses on securities (90% of gain or 100% of loss)	3,858	1,245
Net unrealized gains and losses on real estate (85% of gain or 100% of loss)	—	—
Policy reserves in excess of surrender values	70,084	69,171
Brought in capital, etc.	—	—
Subordinated debt, etc.	—	—
Deductions	—	—
Others	16,139	16,312
(B) Total Risks	13,122	12,915
Underwriting risk (R1)	6,556	6,382
Underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance (R8)	3,602	3,516
Guaranteed interest rate risk (R2)	3,193	3,188
Investment risk (R3)	4,208	4,223
Business management risk (R4)	357	352
Guaranteed minimum benefit risk (R7)	326	322
Solvency Margin Ratio [(A) / {(B) × 1/2}] × 100	2,451.6%	2,437.9%

Notes)

1.	The above figures are calculated based on Articles 86, 87, 161, 162 and 190 of the Ordinance for Enforcement of the Insurance Business Law and the provisions of Notification No. 50 of the Ministry of Finance (1996). “Policy reserves in excess of surrender values” is calculated based on the provisions of Article 1 Paragraph 3-1 of Notification No. 50 of the Ministry of Finance.
2.	Guaranteed minimum benefit risk is calculated by the standard method.

25

(Reference) NIPPONKOA Life Insurance Co., Ltd. (Non-consolidated)

Quarterly Balance Sheets

	(Millions of yen)
	As of June 30, 2010	As of March 31, 2010	Increase (Decrease)
	Amount	Amount
Assets:
Cash and deposits	9,362	14,371	(5,009)
Call loans	671	478	193
Receivables under securities borrowing transactions	29,720	25,382	4,338
Money trusts	20,287	19,916	371
Securities:	391,045	378,612	12,433
Government bonds	256,174	243,074	13,099
Municipal bonds	52,253	52,132	120
Corporate bonds	76,139	75,571	567
Domestic stocks	5,526	6,892	(1,366)
Foreign securities	952	941	11
Loans:	13,808	13,763	44
Policy loans	13,808	13,763	44
Tangible fixed assets	166	178	(11)
Intangible fixed assets	615	240	374
Agency accounts receivable	16	24	(7)
Reinsurance accounts receivable	64	183	(118)
Other assets	9,165	8,911	253
Deferred tax assets	6,414	6,931	(517)
Allowance for possible loan losses	(8)	(7)	(0)

Total assets	481,331	468,988	12,342

Liabilities:
Policy reserves:	421,560	411,682	9,877
Reserve for outstanding claims	3,014	2,998	16
Policy reserves	417,139	407,193	9,946
Reserve for dividends to policyholders	1,405	1,491	(85)
Agency accounts payable	534	804	(270)
Reinsurance accounts payable	79	113	(33)
Other liabilities	31,733	30,000	1,733
Reserve for retirement benefits	326	300	25
Reserve for bonus payments to directors	—	15	(15)
Reserves under the special laws:	563	542	20
Reserve for price fluctuation	563	542	20

Total liabilities	454,796	443,459	11,337

Net assets:
Shareholders’ equity:
Common stock	20,000	20,000	—
Retained earnings	1,583	1,564	19
Total shareholders’ equity	21,583	21,564	19
Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax	4,950	3,964	986
Total valuation and translation adjustments	4,950	3,964	986

Total net assets	26,534	25,528	1,005

Total liabilities and net assets	481,331	468,988	12,342

26

(Reference) NIPPONKOA Life Insurance Co., Ltd. (Non-consolidated)

Quarterly Statements of Income

	(Millions of yen)
	Three months ended June 30, 2009 (April 1 to June 30, 2009)	Three months ended June 30, 2010 (April 1 to June 30, 2010)	Increase (Decrease)	Rate of change
	Amount	Amount
Ordinary income:	24,290	25,269	979	4.0%
Insurance premiums and other:	21,879	22,800	921	4.2
Insurance premiums	21,847	22,732	885	4.1
Investment income:	2,152	2,261	109	5.1
Interest and dividend income	1,923	2,199	276	14.4
Investment gains on money trusts	155	61	(93)	(60.2)
Gains on sales of securities	73	—	(73)	(100.0)
Other ordinary income	258	206	(51)	(20.0)

Ordinary expenses:	23,545	24,856	1,311	5.6
Insurance claims and other:	9,604	10,240	635	6.6
Insurance claims	2,196	2,558	361	16.5
Annuity payments	87	116	28	32.2
Insurance benefits	731	929	197	27.0
Surrender benefits	6,417	6,462	45	0.7
Other refunds	57	52	(4)	(8.6)
Provision for policy reserves and other:	9,430	9,963	532	5.7
Provision for reserve for outstanding claims	130	16	(114)	(87.6)
Provision for policy reserves	9,299	9,946	647	7.0
Provision for interest portion of reserve for dividends to policyholders	0	0	0	28.9
Investment expenses:	20	12	(7)	(39.7)
Interest paid	18	9	(8)	(46.9)
Operating, general and administrative expenses	4,188	4,403	214	5.1
Other ordinary expenses	301	237	(64)	(21.3)

Ordinary profit	744	412	(331)	(44.6)

Extraordinary gains	—	—	—	—
Extraordinary losses:	27	37	10	38.5
Losses on disposal of fixed assets	8	0	(7)	(93.8)
Provision for reserves under the special laws:	19	20	1	8.5
Provision for price fluctuation reserve	19	20	1	8.5
Other extraordinary losses	—	16	16	—

Provision for reserve for dividends to policyholders	337	313	(23)	(7.0)
Income before income taxes	380	61	(318)	(83.9)
Income taxes and deferred income taxes	154	41	(112)	(72.9)
Net income	225	19	(206)	(91.4)

27

(Reference) NIPPONKOA Life Insurance Co., Ltd. (Non-consolidated)

Major Business Results

Total amount of policies in force and total amount of new policies

Total amount of policies in force

	(Number in thousands, Yen in hundred millions, %)
	As of June 30, 2010				As of March 31, 2010
	Number		Amount		Number		Amount
		Rate of change		Rate of change		Rate of change		Rate of change
Individual insurance	568	102.2	40,416	100.9	555	111.1	40,044	105.1
Individual annuities	53	99.9	1,971	100.0	53	96.3	1,971	96.3
Group insurance	—	—	11,205	101.4	—	—	11,052	109.9
Group annuities	—	—	—	—	—	—	—	—

Note)	Amount of “Individual annuities” represents the sum of annuity fund at the beginning of annuity payment of contracts before the beginning of annuity payment and policy reserves for the contracts after the beginning of annuity payment.

Total amount of new policies

	(Number in thousands, Yen in hundred millions, %)
	Three months ended June 30, 2009 (April 1 to June 30, 2009)				Three months ended June 30, 2010 (April 1 to June 30, 2010)
	Number		Amount		Number		Amount
		Rate of change		Rate of change		Rate of change		Rate of change
Individual insurance	22	126.1	1,493	103.8	22	100.8	1,517	101.7
Individual annuities	—	87.8	12	74.2	—	217.6	26	219.8
Group insurance	—	—	25	30.2	—	—	30	122.7
Group annuities	—	—	—	—	—	—	—	—

Note)	Amount of “Individual annuities” represents the amount of annuity fund at the beginning of annuity payment.

Annualized premiums

Policies in force

	(Millions of yen, %)
	As of June 30, 2010		As of March 31, 2010
		Rate of change		Rate of change
Individual insurance	58,402	101.1	57,758	105.3
Individual annuities	11,956	99.9	11,966	96.5

Total	70,358	100.9	69,725	103.6

Medical and survival benefits	13,860	101.8	13,610	111.6

New policies

	(Millions of yen, %)
	Three months ended June 30, 2009 (April 1 to June 30, 2009)		Three months ended June 30, 2010 (April 1 to June 30, 2010)
		Rate of change		Rate of change
Individual insurance	2,050	104.4	2,146	104.7
Individual annuities	70	81.2	138	197.1

Total	2,120	103.4	2,284	107.7

Medical and survival benefits	596	126.4	526	88.3

Notes)

1.	Annualized premiums are calculated by using multipliers for various premium payment terms to the premium per payment. In single premium contracts, the amount is calculated by dividing the premium by the duration of the policy.
2.	Annualized premiums for medical and survival benefits include (a) premium related to medical benefits such as hospitalization and surgery benefits and (b) premium related to survival benefits such as specific illness.

28

(Reference) NIPPONKOA Life Insurance Co., Ltd. (Non-consolidated)

Solvency Margin Ratio

	(Millions of yen)
	As of June 30, 2010	As of March 31, 2010
(A) Total Solvency Margin	61,637	60,078
Capital, etc.	21,302	21,564
Reserve for price fluctuation	563	542
Contingency reserve	4,950	4,859
General allowance for possible loan losses	—	—
Unrealized gains and losses on securities (90% of gain or 100% of loss)	6,982	5,592
Net unrealized gains and losses on real estate (85% of gain or 100% of loss)	—	—
Policy reserves in excess of surrender values	26,305	25,993
Brought in capital, etc.	—	—
Subordinated debt, etc.	—	—
Deductions	—	—
Others	1,532	1,527
(B) Total Risks	4,400	4,368
Underwriting risk (R1)	2,960	2,930
Underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance (R8)	1,001	970
Guaranteed interest rate risk (R2)	166	164
Investment risk (R3)	1,477	1,538
Business management risk (R4)	112	112
Guaranteed minimum benefit risk (R7)	—	—
Solvency Margin Ratio [(A) / {(B) × 1/2}] × 100	2,801.1%	2,750.4%

Note)	The above figures are calculated based on Articles 86, 87, 161, 162 and 190 of the Ordinance for Enforcement of the Insurance Business Law and the provisions of Notification No. 50 of the Ministry of Finance (1996). “Policy reserves in excess of surrender values” is calculated based on the provisions of Article 1 Paragraph 3-1 of Notification No. 50 of the Ministry of Finance.

29

(Reference) Sompo Japan DIY Life Insurance Co., Ltd. (Non-consolidated)

Quarterly Balance Sheets

	(Millions of yen)
	As of June 30, 2010	As of March 31, 2010	Increase (Decrease)
	Amount	Amount
Assets:
Cash and deposits	186	182	3
Securities:	5,233	5,407	(174)
Government bonds	2,685	2,690	(4)
Domestic stocks	930	950	(20)
Tangible fixed assets	76	80	(4)
Intangible fixed assets	0	0	—
Agency accounts receivable	0	0	0
Reinsurance accounts receivable	18	21	(3)
Other assets	629	456	173
Allowance for possible loan losses	(0)	(0)	—

Total assets	6,144	6,149	(4)

Liabilities:
Policy reserves:	1,034	1,041	(6)
Reserve for outstanding claims	129	141	(11)
Policy reserves	904	899	4
Agency accounts payable	3	3	(0)
Reinsurance accounts payable	33	32	1
Other liabilities	185	342	(156)
Reserve for retirement benefits	21	20	1
Reserves under the special laws:	15	15	0
Reserve for price fluctuation	15	15	0
Deferred tax liabilities	218	225	(7)

Total liabilities	1,512	1,680	(167)

Net assets:
Shareholders’ equity:
Common stock	10,100	10,100	—
Capital surplus	2,100	2,100	—
Retained earnings	(7,952)	(8,128)	175
Total shareholders’ equity	4,247	4,071	175
Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax	384	397	(13)
Total valuation and translation adjustments	384	397	(13)

Total net assets	4,631	4,468	162

Total liabilities and net assets	6,144	6,149	(4)

30

(Reference) Sompo Japan DIY Life Insurance Co., Ltd. (Non-consolidated)

Quarterly Statements of Income

	(Millions of yen)
	Three months ended June 30, 2009 (April 1 to June 30, 2009)	Three months ended June 30, 2010 (April 1 to June 30, 2010)	Increase (Decrease)	Rate of change
	Amount	Amount
Ordinary income:	937	1,003	65	7.0%
Insurance premiums and other:	918	976	58	6.3
Insurance premiums	889	916	26	3.0
Investment income:	19	15	(3)	(20.2)
Interest and dividend income	19	15	(3)	(20.2)
Other ordinary income:	0	11	11	13,485.7
Reversal of reserve for outstanding losses and claims	—	11	11	—

Ordinary expenses:	1,137	826	(310)	(27.3)
Insurance claims and other:	333	213	(119)	(36.0)
Insurance claims	241	128	(113)	(46.9)
Insurance benefits	42	41	(0)	(1.7)
Other refunds	0	1	0	379.8
Provision for policy reserves and other:	12	4	(7)	(61.5)
Provision for reserve for outstanding claims	1	—	(1)	(100.0)
Provision for policy reserves	10	4	(6)	(55.0)
Investment expenses:	0	0	(0)	(22.0)
Interest paid	0	0	(0)	(22.0)
Operating, general and administrative expenses	773	593	(179)	(23.3)
Other ordinary expenses	17	14	(3)	(18.1)

Ordinary profit (loss)	(199)	177	376	—

Extraordinary losses:	8	0	(8)	(96.0)
Provision for reserves under the special laws:	0	0	(0)	(8.9)
Provision for price fluctuation reserve	0	0	(0)	(8.9)
Other extraordinary losses	8	—	(8)	(100.0)

Income (loss) before income taxes	(207)	176	384	—
Income taxes and deferred income taxes	0	0	—	—
Net income (loss)	(208)	175	384	—

31

(Reference) Sompo Japan DIY Life Insurance Co., Ltd. (Non-consolidated)

Major Business Results

Total amount of policies in force and total amount of new policies

Total amount of policies in force

(Number in thousands, Yen in hundred millions, %)
	As of June 30, 2010				As of March 31, 2010
	Number		Amount		Number		Amount
		Rate of change		Rate of change		Rate of change		Rate of change
Individual insurance	46	99.5	7,970	99.1	46	101.1	8,039	99.7
Individual annuities	—	—	—	—	—	—	—	—
Group insurance	—	—	—	—	—	—	—	—
Group annuities	—	—	—	—	—	—	—	—

Total amount of new policies

(Number in thousands, Yen in hundred millions, %)
	Three months ended June 30, 2009 (April 1 to June 30, 2009)				Three months ended June 30, 2010 (April 1 to June 30, 2010)
	Number		Amount		Number		Amount
		Rate of change		Rate of change		Rate of change		Rate of change
Individual insurance	1	116.4	229	111.2	0	68.1	149	65.1
Individual annuities	—	—	—	—	—	—	—	—
Group insurance	—	—	—	—	—	—	—	—
Group annuities	—	—	—	—	—	—	—	—

Annualized premiums

Policies in force

	(Yen in hundred millions, %)
	As of June 30, 2010		As of March 31, 2010
		Rate of change		Rate of change
Individual insurance	3,662	100.3	3,650	103.2
Individual annuities	—	—	—	—

Total	3,662	100.3	3,650	103.2

Medical and survival benefits	868	100.5	863	104.6

New policies

	(Yen in hundred millions, %)
	Three months ended June 30, 2009 (April 1 to June 30, 2009)		Three months ended June 30, 2010 (April 1 to June 30, 2010)
		Rate of change		Rate of change
Individual insurance	94	118.1	66	70.2
Individual annuities	—	—	—	—

Total	94	118.1	66	70.2

Medical and survival benefits	29	127.3	19	66.9

Notes)

1.	Annualized premiums are calculated by using multipliers for various premium payment terms to the premium per payment. In single premium contracts, the amount is calculated by dividing the premium by the duration of the policy.
2.	Annualized premiums for medical and survival benefits include (a) premium related to medical benefits such as hospitalization and surgery benefits, (b) premium related to survival benefits such as specific illness and nursing benefits, and (c) premium related to premium waiver benefits, in which disability cause is excluded but causes such as specific illness and nursing care are included.

32

(Reference) Sompo Japan DIY Life Insurance Co., Ltd. (Non-consolidated)

Solvency Margin Ratio

	(Millions of yen)
	As of June 30, 2010	As of March 31, 2010
(A) Total Solvency Margin	5,353	5,199
Capital, etc.	4,247	4,071
Reserve for price fluctuation	15	15
Contingency reserve	548	551
General allowance for possible loan losses	—	—
Unrealized gains and losses on securities (90% of gain or 100% of loss)	542	560
Net unrealized gains and losses on real estate (85% of gain or 100% of loss)	—	—
Policy reserves in excess of surrender values	—	—
Brought in capital, etc.	—	—
Subordinated debt, etc.	—	—
Deductions	—	—
Others	—	—
(B) Total Risks	577	582
Underwriting risk (R1)	450	454
Underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance (R8)	95	95
Guaranteed interest rate risk (R2)	0	0
Investment risk (R3)	114	118
Business management risk (R4)	19	20
Guaranteed minimum benefit risk (R7)	—	—
Solvency Margin Ratio [(A) / {(B) × 1/2}] × 100	1,853.3%	1,785.9%

Note)	The above figures are calculated based on Articles 86, 87, 161, 162 and 190 of the Ordinance for Enforcement of the Insurance Business Law and the provisions of Notification No. 50 of the Ministry of Finance (1996). “Policy reserves in excess of surrender values” is calculated based on the provisions of Article 1 Paragraph 3-1 of Notification No. 50 of the Ministry of Finance.

33

Supplementary Explanation

< Calculation of ratios >

Underwriting profit	=	Underwriting income – Underwriting expenses – Operating, general and administrative expenses related to underwriting + Other income and expenses*

	*	Other income and expenses include, but not limited to, income tax expenses for compulsory automobile liability insurance.

Net loss ratio	=	(Net claims paid + Loss adjustment expenses) / Net premiums written × 100

Net expense ratio	=	(Net commissions and brokerage fees + Operating, general and administrative expenses related to underwriting) / Net premiums written × 100

Underwriting result ratio	=	(Net premiums written – Net claims paid – Loss adjustment expenses – Operating expenses) / Net premiums written × 100

< Solvency margin ratio >

•

In addition to reserves to cover payments for claims, benefits and maturity refunds, etc., it is necessary for insurance companies to maintain sufficient solvency in order to cover against risks which may exceed their normal estimates, i.e. the occurrence of major catastrophes, the fluctuation in mortality rate due to significant changes in key environmental factors and a big decline in value of assets held by insurance companies, etc.

•

Solvency margin ratio, which is calculated in accordance with the Insurance Business Law, is the ratio of “solvency margin of insurance companies by means of their capital, reserves, etc.” (total solvency margin: (A)) to “risks which will exceed their normal estimates” (total risks: (B)).

•	“Risks which will exceed their normal estimates” are composed of risks described below.

<1>	Underwriting risk, underwriting risk for third-sector insurance products including accident, sickness and nursing-care insurance:

Risks of occurrence of insurance claims in excess of normal estimates (excluding risks relating to major catastrophes)

<2>	Guaranteed interest rate risk:

Risks of invested assets failing to yield assumed interest rates due to the aggravation of investment conditions than expected

<3>	Investment risk:

Risks of retained securities and other assets fluctuating in prices in excess of normal estimates

<4>	Business management risk:

Risks beyond normal estimates arising from business management (That does not fall under other categories.)

<5>	Major catastrophe risk:

Risks of the occurrence of major catastrophic losses in excess of normal estimates (risks such as the Great Kanto Earthquake or Isewan typhoon)

<6>	Guaranteed minimum benefit risk:

Risks of special account assets fluctuating in prices in excess of normal estimates

•

“Solvency margin of insurance companies by means of their capital, reserves, etc.” (total solvency margin) is the sum of total net assets (excluding planned outflows), certain reserves (reserve for price fluctuation, contingency reserve and catastrophic loss reserve, etc.) and parts of net unrealized gains and losses on real estate, etc.

•

Solvency margin ratio is one of the indicators for the regulatory authorities to monitor financial soundness of insurance companies. Solvency margin ratio exceeding 200% would indicate adequate capability to meet payments of possible insurance claims.

34

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the information in relation to the NKSJ Holdings, Inc. (“NKSJ”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of NKSJ in light of the information currently available to NKSJ, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of NKSJ, as the case may be, to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. NKSJ does not undertake or will not undertake any obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by NKSJ in their subsequent domestic filings in Japan and filings with, or submissions to, the U.S. Securities Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, those below.

(1)	Effects of deterioration of economic and business conditions in Japan

(2)	Risks associated with non-life insurance business, life insurance business, and other businesses in which NKSJ group participates

(3)	Changes to laws, regulations, and systems

(4)	Risk of natural disasters

(5)	Occurrence of unpredictable damages

(6)	Reinsurance risk

(7)	Overseas business risk

(8)	Effects of declining stock price

(9)	Effects of fluctuation in exchange rate

(10)	Effects of fluctuation in interest rate

(11)	Liquidity risk

(12)	Effects of decline in creditworthiness of investment and/or loan counterparties

(13)	Credit rating downgrade

(14)	Litigation risk

(15)	Risk concerning retirement benefit liabilities

(16)	Occurrence of personal information leak

(17)	Damage on business operations by major disasters

(18)	Effects resulting from business integration

(19)	Other risks

35

[English Summary]

Quarterly Securities Report for the Three Months Ended June 30, 2010

Part 1: Corporate Information

Section 1: Information on the company

1. Trends in major business indexes

2. Business overview

3. Subsidiaries and affiliates

4. Employees

Section 2: Business Conditions

1. Insurance operation

2. Business risks

3. Significant contracts on management

4. Financial positions, results of operations, and cash flows

Section 3: Information on the facilities

Section 4: Information of the reporting company

1. Information on shares

(1) Total Number of Shares

(2) Stock Acquisition Rights

(3) Status of warrant bonds’ outstanding warrants with adjusted exercise prices

(4) Status of Rights Plan

(5) Changes in the Total Number of Shares Issued and the Amount of Common Stock

(6) Status of Major Shareholders

(7) Status of Voting Rights

2. Changes in stock prices

3. Directors

Section 5: Financial Conditions

1. Quarterly Consolidated Financial Statements

2. Others

Part 2: Information on party(ies) providing guaranty to the Reporting Company

Part 1: Corporate Information

Section 1: Information on the company

1.	Trends in major business indexes

(Omitted.)

2.	Business overview

(Omitted.)

3.	Subsidiaries and affiliates

(Omitted.)

4.	Employees

(Omitted.)

Section 2: Business Conditions

1.	Insurance operation

(Omitted.)

2.	Business risks

The Company was established as a holding company on April 1, 2010, through a joint share transfer by Sompo Japan Insurance Inc. and Nipponkoa Insurance Co., Ltd., in accord with their business integration plan. The main business and other risks that may materially influence investors’ decisions with respect to the Company and NKSJ Group’s businesses are enumerated below. The Group has no significant events to report. The following discussion of risks includes forward-looking statements, which are based on the Company’s judgment as of this quarterly report’s filing date.

(1)	Risks associated with deterioration in Japan’s economic environment

The Japanese economy is expected to gradually recover by virtue of growth in exports and production against a backdrop of continued improvement in the global economy.

However, if economic recovery does not proceed as anticipated, its failure to do so could have a material impact on the NKSJ Group’s insurance or other operations.

The NKSJ Group’s operations are based in Japan and its main asset holdings include securities and loans. Its asset portfolios, which include domestic equities, domestic bonds, domestic loans, and domestic real estate, are relatively heavily exposed to the risk of changes in Japanese economic conditions.

The Group’s earnings and/or financial condition consequently could be adversely affected if the Japanese economic environment deteriorates markedly.

(2)	Risk of intensification of competition in the non-life insurance business

As a result of deregulation, Japan’s non-life insurance industry is seeing intensification of competition, including price competition, chiefly in the auto insurance market, a major nonlife insurance line, due to an influx of new entrants in addition to competition among incumbent insurers.

If competition continues to intensify (e.g., as a result of further deregulation), the Group’s earnings and/or financial condition could be adversely affected (e.g., in the form of reduced profitability).

(3)	Regulatory risk

The Group operates its businesses in compliance with various laws and regulations, most notably Japan’s Insurance Business Act. In the event that any of these laws or regulations are amended or new laws or regulations enacted, the NKSJ Group’s earnings and/or financial condition could be adversely affected. Possible impacts include reduction in revenues from sales of insurance products or services or mandatory appropriation of additional reserves.

(4)	Natural catastrophe risks related to insurance products

Japan is at risk of various natural catastrophes, including earthquakes, typhoons, floods, and torrential snowfall. Such natural catastrophes’ frequency and magnitude cannot be accurately predicted in advance. In addition to appropriately setting premium rates and claims payments, the NKSJ Group utilizes reinsurance and appropriates catastrophe reserves as a precaution against such natural catastrophe risks.

However, if natural catastrophes occur more frequently or in greater magnitude than projected, the NKSJ Group’s earnings and/or financial condition could be adversely affected.

(5)	Risk of larger than anticipated losses

The NKSJ Group’s core insurance business’s cost of revenues is determined on an ex-post basis by payment of insurance claims. The Group appropriates policy reserves to cover future insurance policy liabilities, but if the Group incurs larger than normally anticipated losses as a result of currently unforeseeable events, the Group’s earnings and/or financial condition could be adversely affected.

(6)	Reinsurance risk

The Group endeavors to disperse the risk of natural catastrophes and large losses by utilizing reinsurance, but it may face sharp increases in reinsurance premiums or be unable to obtain adequate reinsurance coverage as a result of changes in the reinsurance market environment. Reinsurance also entails credit risk (i.e., the risk of insolvency rendering a reinsurer wholly or partially unable to honor its reinsurance claims obligations).

The Group also underwrites reinsurance policies covering selected risks, regions, and insurance lines. Such underwriting entails a risk of losses from natural catastrophes and other unanticipatedly large losses. If such reinsurance-related risks manifest, the Group’s earnings and/or financial condition could be adversely affected.

(7)	Risk of equity price declines

The Group has large holdings of marketable equity securities, mainly to maintain medium- to long-term relationships with companies with which it does business. In the event of a large equity market decline, the Group’s earnings and/or financial condition could be adversely affected by losses on the sale of equity holdings, unrealized losses on equity holdings, and/or reduction in unrealized gains on equity holdings.

(8)	Interest rate risk

The Group holds bonds, loans, and other assets that earn interest at a fixed rate. Such asset holdings are at risk of losing value due to a rise in interest rates. The Group also sells insurance products with an assumed rate of return (the rate of return promised to the policyholder at the time of policy inception), including cash-value insurance and long-term casualty and life insurance. The Group is therefore at risk of earning an actual rate of return on invested assets that is below the assumed rate of return as a result of a decline in interest rates. Additionally, the Group has issued subordinated bonds that convert to floating-rate instruments five years after their issuance.

The Group is consequently at risk of an increase in interest expense as a result of a rise in interest rates. If such interest rate risks manifest, the Group’s earnings and/or financial condition could be adversely affected.

(9)	Credit risk

The Group holds equities, bonds, loans, credit insurance contracts, and financial guaranty insurance contracts. The Group’s earnings and/or financial condition could be adversely affected if the Group’s assets decrease in value or the Group incurs bad debt losses or insurance claims obligations as a result of insolvency or diminished creditworthiness of an equity or bond issuer, borrower, or credit or financial guaranty insurance contract counterparty.

(10)	Currency risk

The Group has assets and liabilities denominated in foreign currencies, including the US dollar and euro. The Group’s earnings and/or financial condition could be adversely affected by a decrease in asset values or increase in liability values resulting from exchange rate movements.

(11)	Liquidity risk

In the event of disorderly market conditions or deterioration in its liquidity position due to large insurance claims or increased insurance policy redemptions, the Group could be forced to sell assets at grossly depressed prices or raise funds at egregiously disadvantageous terms. In such an event, the Group’s earnings and/or financial condition could be adversely affected.

(12)	Life insurance business risks

The Group is actively engaged in the life insurance business. Although the life insurance business has favorable growth prospects, it also poses various risks, including the risk of requiring substantial additional capital to fund growth, the risk of failing to build a stable foundation in the life insurance market due to competition with other life insurers, and the risk of deterioration in profitability due to risks specific to life insurance products.

If any such risks manifest, the Group’s earnings and/or financial condition could be adversely affected.

(13)	Overseas business risks

The Group is actively expanding its insurance operations overseas. Overseas insurance markets pose country-specific risks not found in Japanese insurance markets. Such risks most notably include the risk of drastic changes in local political, social, or economic conditions; the risk of precipitous exchange rate movements; the risk of sudden legal or regulatory changes; and in certain countries and regions, the risk of political or social unrest due to terrorism or other violence.

Such risks could adversely affect the Group’s earnings and/or financial condition.

(14)	Non-insurance business risk

The Group provides non-insurance products and services also. Its non-insurance operations include asset management, risk consulting, healthcare, and defined-contribution pension businesses. The markets in which these businesses operate are all intensely competitive.

If such businesses’ earnings performance falls short of expectations, the Group’s earnings and/or financial condition could be adversely affected.

(15)	Credit downgrade risk

Some of the Group’s companies have been issued credit ratings by rating agencies. Credit agencies revise their ratings in response to various factors, including economic conditions and rated companies’ earnings performance.

If a group company’s credit rating is downgraded, the Group’s sales activities or funding costs could be adversely affected. In such an event, the Group’s earnings and/or financial condition could be adversely affected.

(16)	Business interruption risk

The Group endeavors to ensure operational continuity through such means as formulating business continuity plans for contingencies such as a major Tokyo earthquake and H1N1 influenza pandemic.

Nonetheless, depending on the severity of such a crisis, the Group’s earnings and/or financial condition could be adversely affected by disruption of normal business operations.

(17)	Information security risk

In addition to handling large amounts of customer information, the Group also possesses a wide range of internal information (e.g., management information). Group companies rigorously safeguard such information by implementing customer information controls. In the event of a material information leak, the Group could suffer a loss of public trust and/or be forced to pay damages. In such an event, the Group’s earnings and/or financial condition could be adversely affected.

(18)	Reputational risk

If negative rumors about the Group or insurance industry are propagated by the mass media, Internet message boards, or other such means, the Group could suffer a loss of public trust as a result of such rumors, whether accurate or not, influencing the perceptions of customers and/or investors. In such an event, the Group would endeavor to minimize the impact by responding appropriately to the rumors in a timely manner, but if a negative rumor gains widespread notoriety, the Group’s earnings and/or financial condition could be adversely affected.

(19)	System integration risk

The Group’s major nonlife insurance subsidiaries are rebuilding their IT systems.

In addition to unifying their systems, they are completely upgrading the systems’ basic infrastructure and construction. Such IT system reforms entail a risk of major system failures due to system development or integration in addition to the risk of ordinary failures due to system crashes, malfunctions, or misuse.

In light of the risk of such system failures having a material impact on the Group’s operations, the Group has formulated basic policies regarding IT system strategy and risk controls and is endeavoring to implement effective IT system risk controls.

However, the Group’s earnings and/or financial condition could be adversely affected in the event of a major system failure.

(20)	Risk of failure to adequately realize business integration synergies

The Group formulates quantitative management targets that factor in synergies to be derived from business integration. To achieve these targets, the Group intends to consolidate group companies and implement business-specific strategies and various other initiatives.

If the Group fails to adequately realize anticipated synergies, its earnings and/or financial condition could be adversely affected.

(21)	Risks related to merger of life insurance subsidiaries

The Group plans to merge its life insurance subsidiaries, Sompo Japan Himawari Life Insurance Co., Ltd., and Nipponkoa Life Insurance Company, Limited, subject to regulatory approval. Both companies are preparing to effectuate the merger by a scheduled effective date of October 1, 2011. Conceivable merger-related risks include those listed below. If any such risks manifest, the Group’s earnings and/or financial condition could be adversely affected.

•	Risk of failure to adequately realize anticipated merger synergies

•	Risk of disruptions resulting from merger preparation delays or business process changes

•	Risk of failure to obtain regulatory approval

•	Risk of merger cost increases due to delayed regulatory approval or other unforeseen circumstances

(22)	Other risks

In addition to the above risks, the Group is also at risk of operational setbacks or loss of customer trust due to system failures, clerical errors, improper conduct by Group personnel, legal violations, criminal acts perpetrated by outsiders, payment of damages in conjunction with litigation, or other such events. The Group’s earnings and/or financial condition could be adversely affected by penalties imposed by the authorities in response to such an event.

3.	Significant contracts on management

(Omitted.)

4.	Financial positions, results of operations, and cash flows

(Omitted.)

Section 3: Information on the facilities

(Omitted.)

Section 4: Information of the reporting company

1.	Information on shares

(1)	Total Number of Shares

(Omitted.)

(2)	Stock Acquisition Rights

(Omitted.)

(3)	Status of warrant bonds’ outstanding warrants with adjusted exercise prices

(Omitted.)

(4)	Status of Rights Plan

(Omitted.)

(5)	Changes in the Total Number of Shares Issued and the Amount of Common Stock

(Omitted.)

(6)	Status of Major Shareholders

The Company was established on April 1, 2010, and therefore had the following major shareholders as of the end of the fiscal first quarter (June 30, 2010).

	(As of June 30, 2010)
Shareholders’ name	Location	Number of shares held (thousands)	Percentage of ownership based on issued shares (%)
State Street Bank and Trust Company (standing proxy: The Hongkong and Shanghai Banking Corporation Limited Tokyo Branch)	P.O. Box 351, Boston, Massachusetts 02101 U.S.A. (11-1 Nihonbashi 3-chome, Chuo-ku, Tokyo)	90,109	5.42
Japan Trustee Services Bank, Ltd. (Trust Account)	8-11 Harumi 1-chome, Chuo-ku, Tokyo	65,751	3.96
Longleaf Partners Fund (standing proxy: The Hongkong and Shanghai Banking Corporation Limited Tokyo Branch)	6410 Poplar Avenue Suite 900, Memphis, TN 38119 U.S.A. (11-1 Nihonbashi 3-chome, Chuo-ku, Tokyo)	57,330	3.45
The Master Trust Bank of Japan, Ltd. (Trust Account)	11-3 Hamamatsucho 2-chome, Minato-ku, Tokyo	52,053	3.13
The Dai-ichi Life Insurance Company, Limited	13-1 Yurakucho 1-chome, Chiyoda-ku, Tokyo	40,908	2.46
NKSJ Holdings Employee Shareholding Plan	Human Capital and General Affairs Division, NKSJ Holdings, Inc, 26-1 Nishi-Shinjuku 1-chome, Shinjuku-ku, Tokyo	36,670	2.21
Mizuho Corporate Bank, Ltd.	3-3 Marunouchi 1-chome, Chiyoda-ku, Tokyo	34,052	2.05
Nippon Express Co., Ltd.	9-3 Higashi-Shinbashi 1-chome, Minato-ku, Tokyo	32,004	1.93
Mellon Bank, N.A. Treaty Client Omnibus (standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	One Mellon Bank Center, Pittsburgh, Pennsylvania (Clearing Division, 7-1 Marunouchi 2-chome, Chiyoda-ku, Tokyo)	22,630	1.36
Meiji Yasuda Life Insurance Company	1-1 Marunouchi 2-chome, Chiyoda-ku, Tokyo	22,503	1.35

Total	—	454,013	27.33

Notes:

1.	Dai-Ichi Life Insurance Company’s shareholdings include 17,971,000 shares contributed by Dai-Ichi Life Insurance to a post-retirement benefit trust as a trust asset (in the shareholder registry, said shares are registered in the name of Mizuho Trust & Banking Co., Ltd., as beneficial owner on behalf of Dai-Ichi Life Insurance post-retirement benefit trust).

2.	During the quarter ended June 30, 2010, the Company received notification that Southeastern Asset Management Inc. owned shares as specified below as of April 1, 2010, per a large shareholding report filed on April 8, 2010, but the Company was unable to confirm the number of shares effectively owned by Southeastern Asset Management as of June 30, 2010. The Company consequently listed its top 10 shareholders above based on the information recorded in its shareholder registry.

Shareholders’ name	Location	Number of shares held (thousands)	Percentage of ownership based on issued shares (%)
Southeastern Asset Management Inc.	6410 Poplar Avenue Suite 900, Memphis, TN 38119 U.S.A.	208,200	12.53

(7)	Status of Voting Rights

(Omitted.)

2.	Changes in stock prices

(Omitted.)

3.	Directors

(Omitted.)

Section 5: Financial Conditions

1	Basis of Preparation of the Quarterly Consolidated Financial Statements

(1)	NKSJ Holdings, Inc. prepares its quarterly consolidated financial statements in accordance with the “Regulations concerning the Terminology, Forms and Preparation Methods of the Quarterly Consolidated Financial Statements” (Cabinet Ordinance No. 64, 2007) and the “Ordinance for Enforcement of the Insurance Business Law” (Ministry of Finance Ordinance No. 5, 1996) pursuant to the provision of Articles 61 and 82 of the “Regulations concerning the Terminology, Forms and Preparation Methods of the Quarterly Consolidated Financial Statements.”

(2)	NKSJ Holdings, Inc. was established as of April 1, 2010, so the three months ended June 30, 2009 (April 1 to June 30, 2009) and the fiscal year ended March 31, 2010 (April 1, 2009 to March 31, 2010) are not disclosed. Among the items which shall be disclosed when significant changes are recognized, compared with March 31, 2010 under Regulations concerning the Terminology, Forms and Preparation Methods of the Quarterly Consolidated Financial Statements, those items except for minor items are disclosed, as there is no amount of the corresponding period.

2	Audit Certification

In accordance with the provision of Article 193-2 Paragraph 1 of the Financial Instruments and Exchange Act, the quarterly consolidated financial statements for the three months ended June 30, 2010 (April 1 to June 30, 2010) have been reviewed by Ernst & Young ShinNihon LLC.

1.	Quarterly Consolidated Financial Statements

(1)	Quarterly Consolidated Balance Sheets

		(Millions of yen)
		As of June 30, 2010
Assets:
Cash and deposits	*2	231,443
Call loans		98,271
Receivables under resale agreements		88,980
Receivables under securities borrowing transactions		29,720
Monetary receivables bought		67,334
Money trusts		84,687
Securities	*2	6,493,858
Loans		722,910
Tangible fixed assets	*1,*2	364,691
Intangible fixed assets		31,431
Other assets		590,676
Deferred tax assets		264,283
Allowance for possible loan losses		(6,343)

Total assets		9,061,946

Liabilities:
Underwriting funds:		7,414,499
Reserve for outstanding losses and claims		1,022,013
Underwriting reserves		6,392,486
Bonds		128,000
Other liabilities		288,878
Reserve for retirement benefits		104,674
Reserve for retirement benefits to directors		103
Reserve for bonus payments		6,587
Reserves under the special laws:		20,856
Reserve for price fluctuation		20,856
Deferred tax liabilities		808

Total liabilities		7,964,409

Net assets:
Shareholders’ equity:
Common stock		100,045
Capital surplus		438,552
Retained earnings		324,515
Treasury stock		(559)

Total shareholders’ equity		862,553

Valuation and translation adjustments:
Unrealized gains on securities available for sale, net of tax		247,933
Deferred gains on hedges		4,117
Foreign currency translation adjustments		(21,946)

Total valuation and translation adjustments		230,104

Stock acquisition rights		1,776
Non-controlling interests		3,101

Total net assets		1,097,536

Total liabilities and net assets		9,061,946

(2)	Quarterly Consolidated Statements of Income

		(Millions of yen)
		Three months ended June 30, 2010 (April 1 to June 30, 2010)
Ordinary income:		663,446
Underwriting income:		619,473
Net premiums written		504,951
Deposits of premiums by policyholders		39,147
Interest and dividend income on deposits of premiums, etc.		15,175
Life insurance premiums written		48,085
Reversal of reserve for outstanding losses and claims		11,001
Investment income:		41,471
Interest and dividend income		43,965
Investment gains on money trusts		368
Investment gains on trading securities		31
Gains on sales of securities		2,684
Transfer of interest and dividend income on deposits of premiums, etc.		(15,175)
Other ordinary income		2,501
Ordinary expenses:		640,080
Underwriting expenses:		518,649
Net claims paid		291,713
Loss adjustment expenses	*1	33,027
Net commissions and brokerage fees	*1	90,321
Maturity refunds to policyholders		69,500
Life insurance claims paid		14,166
Provision for underwriting reserves		16,475
Investment expenses:		12,495
Investment losses on money trusts		498
Losses on sales of securities		1,348
Impairment losses on securities		4,923
Operating, general and administrative expenses	*1	105,544
Other ordinary expenses:		3,390
Interest paid		1,793

Ordinary profit		23,365

Extraordinary gains:		1,989
Gains on disposal of fixed assets		53
Gains on negative goodwill		149
Other extraordinary gains	*2	1,785
Extraordinary losses:		3,471
Losses on disposal of fixed assets		131
Impairment losses		36
Provision for reserves under the special laws:		2,363
Provision for price fluctuation reserve		2,363
Other extraordinary losses	*3	939

Income before income taxes and non-controlling interests		21,883

Income taxes and deferred income taxes		8,528

Income before non-controlling interests		13,355

Non-controlling interests		(67)

Net income		13,422

(3)	Quarterly Consolidated Statements of Cash Flows

(Millions of yen)
Three months ended June 30, 2010 (April 1 to June 30, 2010)
Cash flows from operating activities:
Income before income taxes and non-controlling interests	21,883
Depreciation	4,715
Impairment losses	36
Amortization of goodwill	468
Gains on negative goodwill	(149)
Increase (decrease) in reserve for outstanding losses and claims	(11,017)
Increase (decrease) in underwriting reserves	15,692
Increase (decrease) in allowance for possible loan losses	(995)
Increase (decrease) in reserve for retirement benefits	1,096
Increase (decrease) in reserve for retirement benefits to directors	11
Increase (decrease) in reserve for bonus payments	(15,891)
Increase (decrease) in reserve for bonus payments to directors	(57)
Increase (decrease) in reserve for price fluctuation	2,363
Interest and dividend income	(43,965)
Losses (gains) on investment in securities	4,305
Interest expenses	1,793
Foreign exchange losses (gains)	1,866
Losses (gains) related to tangible fixed assets	77
Losses (gains) related to loans	1
Investment losses (gains) on the equity method	127
Decrease (increase) in other assets	80,123
Increase (decrease) in other liabilities	(18,554)
Others	(2,782)

Subtotal	41,149

Interest and dividend received	45,102
Interest paid	(3,543)
Income taxes paid	(8,475)

Cash flows from operating activities	74,234

		(Millions of yen)
		Three months ended June 30, 2010 (April 1 to June 30, 2010)
Cash flows from investing activities:
Net decrease (increase) in deposits		15,965
Purchase of monetary receivables bought		(235)
Proceeds from sales and redemption of monetary receivables bought		3,398
Purchase of securities		(271,609)
Proceeds from sales and redemption of securities		195,436
Loans made		(42,010)
Collection of loans		53,417
Net increase in receivables and payables under securities borrowing transactions		189
Others		5,030

Subtotal		(40,418)

Total of operating activities and investment transactions as above		33,815

Acquisition of tangible fixed assets		(1,511)
Proceeds from sales of tangible fixed assets		200
Acquisition of stocks of subsidiaries resulting in changes in the scope of consolidation		(6,472)
Others		(691)

Cash flows from investing activities		(48,893)

Cash flows from financing activities:
Proceeds from issuance of stocks		0
Proceeds from sales of treasury stock		12
Acquisition of treasury stock		(692)
Dividends paid		(25,004)
Dividends paid to non-controlling shareholders		(5)
Others		(1,044)

Cash flows from financing activities		(26,734)

Effect of exchange rate changes on cash and cash equivalents		(1,036)

Net Increase (decrease) in cash and cash equivalents		(2,430)

Cash and cash equivalents at the beginning of the period		262,844
Net increase in cash and cash equivalents due to share exchange		141,141
Net increase in cash and cash equivalents due to merger		2,480

Cash and cash equivalents at the end of the period	*1	404,036

[Changes in significant accounting policies for the preparation of the quarterly consolidated financial statements]

Three months ended June 30, 2010 (April 1 to June 30, 2010)

None.

Significant accounting policies for the preparation of the quarterly consolidated financial statements are as follows.

Three months ended June 30, 2010 (April 1 to June 30, 2010)
1 Scope of consolidation

(1)    Number of consolidated subsidiaries: 23 companies

         Sompo Japan Insurance Inc.

         NIPPONKOA Insurance Co., Ltd.

         Sonpo 24 Insurance Company Limited

         Saison Automobile and Fire Insurance Company, Limited

         Sompo Japan Himawari Life Insurance Co., Ltd.

         NIPPONKOA Life Insurance Company, Limited

         Sompo Japan DIY Life Insurance Co., Ltd.

         Sompo Japan DC Securities Co., Ltd.

         Healthcare Frontier Japan Inc.

         Sompo Japan Asset Management Co., Ltd.

         Sompo Japan Insurance Company of America

         Sompo Japan Insurance Company of Europe Limited

         NIPPONKOA Insurance Company (Europe) Limited

         NIPPONKOA Management Services (Europe) Limited

         Nippon Insurance Company of Europe Limited

         Sompo Japan Asia Holdings Pte. Ltd.

         Sompo Japan Insurance (Singapore) Pte. Ltd.

         Tenet Insurance Company Limited

         Sompo Japan Insurance (China) Co., Ltd.

         NIPPONKOA Insurance Company (China) Limited

         Sompo Japan Insurance (Hong Kong) Company Limited

         NIPPONKOA Insurance Company (Asia) Limited

         Yasuda Seguros S.A.

Tenet Insurance Company Limited is the company which was acquired 100% of its shares by Sompo Japan Insurance Inc. as of May 31, 2010.

(2) Names of principal non-consolidated subsidiaries Names of principal non-consolidated subsidiaries Ark Re Limited Sompo Japan Reinsurance Company Limited

         As the non-consolidated subsidiaries do not have a material impact on reasonable judgment about the Group’s financial conditions and results of operations in terms of total assets, ordinary income, net income or loss and retained earnings, they are excluded from the scope of consolidation.

2 Application of the equity method

(1)    Number of affiliates accounted for under the equity method: 6 companies

         Hitachi Capital Insurance Corporation

         Yasuda Enterprise Development Co., Ltd.

         Berjaya Sompo Insurance Berhad

         Universal Sompo General Insurance Company Limited

         Maritima Seguros S.A.

         Maritima Saude Seguros S.A.

(2)    The non-consolidated subsidiaries and affiliates (Ark Re Limited and Sompo Japan Reinsurance Company Limited, etc.) are not accounted for under the equity method as each company has a minor impact on net income or loss and retained earnings and they do not have a material impact as a whole.

(3)    NKSJ Holdings, Inc. holds 20% or more of voting rights of Japan Earthquake Reinsurance Co., Ltd. (“Japan Earthquake”) through domestic insurance subsidiaries. As Japan Earthquake is engaged in public business and NKSJ Holdings, Inc. can not have a material impact on Japan Earthquake’s decision of finance, promotion and business strategy, Japan Earthquake is excluded from affiliate.

Three months ended June 30, 2010 (April 1 to June 30, 2010)

3 The balance sheet dates of consolidated subsidiaries	The balance sheet dates of the first quarter of the foreign consolidated subsidiaries are March 31. As the differences in the quarterly balance sheet dates do not exceed three months, the financial statements as of March 31 are used for the preparation of the quarterly consolidated financial statements. Necessary adjustments are made for the significant transactions during the periods from the quarterly balance sheet dates of the subsidiaries to the quarterly consolidated balance sheet date.

4 Accounting policies	(1) Valuation policies and methods for securities

(a) Trading securities are carried at fair value. Cost of sale is calculated under the moving-average method.

(b) Bonds held to maturity are carried at amortized cost based on the moving-average method.

(c)    Policy reserve matching bonds are carried at amortized cost based on the moving-average method in accordance with “Temporary Treatment of Accounting and Auditing Concerning Policy Reserve Matching Bonds in the Insurance Industry” (Japanese Institute of Certified Public Accountants Industry Audit Practice Committee Report No.21).

The outline of risk management policy in relation to policy reserve matching bonds is as follows.

Certain domestic consolidated life insurance subsidiary sets up “policy reserve for single-premium whole-life” as a sub-category, and follows the management policy to match the duration of the policy reserve in the sub-category with the duration of policy reserve matching bonds corresponding to this sub-category within a certain range, to better manage the changes in the interest rate risk associated with the assets and liabilities.

(d) Stocks of non-consolidated subsidiaries and affiliates that are not accounted for under the equity method are carried at cost based on the moving-average method.

(e)    Securities available for sale which have readily determinable fair value are carried at fair value based on the market price as of the quarterly balance sheet date.

Changes in unrealized gains or losses, net of applicable income taxes, are directly included in net assets, and cost of sale is calculated based on the moving-average method.

(f) Securities available for sale which are considered extremely difficult to figure out fair value are carried at cost based on the moving-average method.

(g) Securities managed as trust assets in money trust for trading purposes are carried at fair value.

(h) Securities managed as trust assets in money trusts classified as other than trading purposes or held to maturity are carried on the same basis as that of securities available for sale.

(2) Valuation policies and methods for derivative financial instruments Derivative financial instruments are carried at fair value.

(3) Depreciation methods of significant assets

(a)    Tangible fixed assets (excluding lease assets)

Depreciation of tangible fixed assets (excluding lease assets) held by NKSJ Holdings, Inc. and its domestic consolidated subsidiaries is computed using the declining-balance method, except for buildings (excluding fixtures) acquired on or after April 1, 1998 on which depreciation is computed using the straight-line method.

Depreciation of tangible fixed assets (excluding lease assets) held by the foreign consolidated subsidiaries is mainly computed using the straight-line method.

(b) Intangible fixed assets Capitalized software for internal use held by the consolidated subsidiaries is amortized using the straight-line method based on the estimated useful life.

Three months ended June 30, 2010 (April 1 to June 30, 2010)

(4) Accounting policies for significant reserves

(a)    Allowance for possible loan losses

In order to provide for losses from defaults, the domestic consolidated insurance subsidiaries establish allowance for possible loan losses in accordance with the internal standards for self-assessment of assets and the policy of write-off and provision.

For claims on debtors that have legally, formally or substantially entered into bankruptcy, special liquidation or whose notes have been under suspension at clearing houses, allowances are provided based on the amount remaining after deduction of the estimated recoverable amounts from the disposal of collateral and from guarantees.

For claims on debtors that are highly probable that they would bankrupt in the future, allowances are provided based on the amount remaining after deduction of the estimated recoverable amounts from the disposal of collateral and from guarantees, considering the debtor’s overall solvency assessment.

For claims other than those described above, allowances are provided based on the amount of claims multiplied by the default rate, which is computed based on historical loan loss experience.

The departments responsible for respective assets assess relevant claim in accordance with the in-house self-assessment criteria. The asset auditing department independently reviews the results and allowances are provided based on the said results.

The other consolidated subsidiaries determine the collectability of the receivables respectively to provide allowances based on the said results to cover the estimated future losses.

(b)    Reserve for retirement benefits

In order to provide for employees’ retirement benefits, the domestic consolidated subsidiaries record the amount, which was considered to occur at the end of the first quarter, based on the projected retirement benefit obligation and the estimated plan assets at the end of the fiscal year.

Prior service costs are amortized using the straight-line method over certain years within the average remaining service years of employees at the time of occurrence.

Actuarial gains and losses are amortized using the straight-line method over certain years within the average remaining service years of employees at the time of occurrence from the following fiscal year.

(c)    Reserve for retirement benefits to directors

In order to provide for retirement benefits to directors, the domestic consolidated subsidiaries record the amount deemed accrued at the end of the first quarter based on internal regulations.

(d) Reserve for bonus payments In order to provide for employees’ bonus payments, the estimated amounts to be paid at the end of the first quarter are recorded.

(e)    Reserve for price fluctuation

In order to provide for possible losses arising from price fluctuation of stock etc, the domestic consolidated insurance subsidiaries set aside reserves under Article 115 of the Insurance Business Act.

Three months ended June 30, 2010 (April 1 to June 30, 2010)

(5)    Significant hedge accounting

         Generally the domestic consolidated subsidiaries apply the deferral hedge accounting method to interest rate swaps to hedge cash flow fluctuation risk of floating-rate loans and bonds and interest rate fluctuation risk related to long-term insurance contracts based on “The accounting and auditing treatment on the application of the financial products accounting standard to the insurance industry” (Japanese Institute of Certified Public Accountants Industry Audit Practice Committee Report No.26, hereafter “Industry Audit Practice Committee Report No.26”). The exceptional treatment is applied to certain interest rate swaps to the extent that such transactions meet certain conditions required for the application of the exceptional treatment.

         The domestic consolidated subsidiaries apply fair value hedge accounting to equity swap transactions for hedging the future stock price fluctuation risks.

         The fair value hedge accounting method is applied to foreign exchange forward contracts, currency option transactions and currency swap transactions in order to reduce foreign exchange rate fluctuation risk on foreign currency denominated assets. The exceptional treatment is applied to the transactions to the extent that such transactions meet certain conditions required for application of the exceptional treatment.

         Hedge effectiveness is judged by periodically comparing the accumulated fluctuations of the market value or cash flows of the hedged item to those of the related hedging instrument for the period from the commencement of the hedge to the date of judgment. However, when the material conditions are shared among the hedging instrument and the hedged item and its effectiveness is considered high, when interest rate swaps meet requirements for applying the exceptional method or when certain transactions fulfill the required conditions to apply the exceptional treatment, the judgment of the hedge effectiveness is omitted.

         The hedge effectiveness based on Industry Audit Practice Committee Report No.26 is judged by monitoring the interest rates which impact the calculation of theoretical prices of both insurance liabilities as hedged item and interest rate swaps as hedging instrument which are grouped by different remaining periods.

(6) Amortization of goodwill Goodwill is amortized over 20 years using the straight-line method. Insignificant amounts of goodwill are amortized at one time.

(7)    Cash and cash equivalents in the quarterly consolidated statement of cash flows

         Cash and cash equivalents in the quarterly consolidated statement of cash flows consist of cash on hand, demand deposits and short-term investments with original maturities or redemption of three months or less, which can be cashed easily and have few risks of fluctuation in value.

(8)    Accounting for consumption taxes

         NKSJ Holdings, Inc. and its domestic consolidated subsidiaries account for national and local consumption taxes using the tax-excluded method, except for the domestic consolidated insurance subsidiaries’ expenses such as loss adjustment expenses and operating, general and administrative expenses for which the domestic consolidated insurance subsidiaries account using the tax-included method. Non-deductible consumption taxes relating to assets are included in other assets and amortized in equal installments over five years.

[Adoption of accounting methods used specifically for the quarterly consolidated financial statements]

Three months ended June 30, 2010 (April 1 to June 30, 2010)
Calculation of income taxes	Income taxes are calculated by applying a reasonably estimated effective tax rate to income before income taxes. The estimated effective tax rate is determined by estimating the effective tax rate after applying deferred tax accounting for the fiscal year, including the first quarter of this fiscal year. When it is remarkably unreasonable to adopt this accounting method, income taxes are calculated by the statutory effective tax rate.

[Notes to the quarterly consolidated financial statements]

(Notes to the quarterly consolidated balance sheets)

As of June 30, 2010

*1     Accumulated depreciation of tangible fixed assets amounts to 389,362 million yen.

*2     Securities of 78,265 million yen, deposits of 7,696 million yen and tangible fixed assets of 5,270 million yen are pledged as collateral.

         NKSJ Holdings, Inc. pledges securities of 3,437 million yen as collateral substantially through special purpose company established for guarantee on its obligation under reinsurance contracts.

(Notes to the quarterly consolidated statements of income)

Three months ended June 30, 2010 (April 1 to June 30, 2010)
*1 Major components of operating expenses

Agency commissions, etc.	90,843 million yen
Salaries	52,716 million yen

Operating expenses represent the sum of loss adjustment expenses, operating, general and administrative expenses and net commissions and brokerage fees included in the quarterly consolidated statement of income.

*2     Other extraordinary gains are 1,785 million yen of gains on extinguishment of tie-in shares.

*3     The major component of other extraordinary losses is 902 million yen of the impact related to the adoption of accounting standards for asset retirement obligations.

(Notes to the quarterly consolidated statements of cash flows)

Three months ended June 30, 2010 (April 1 to June 30, 2010)

*1 Reconciliation of cash and cash equivalents to the line items disclosed in the quarterly consolidated balance sheet as of June 30, 2010

Cash and deposits	231,443 million yen
Call loans	98,271 million yen
Receivables under resale agreements	88,980 million yen
Monetary receivables bought	67,334 million yen
Securities	6,493,858 million yen
Time deposit with an original maturity of more than 3 months	(49,899) million yen
Monetary receivables bought other than cash equivalents	(38,334) million yen
Securities other than cash equivalents	(6,487,617) million yen

Cash and cash equivalents	404,036 million yen

2 Cash flows from investing activities include cash flows from investment activities conducted as a part of insurance business.

(Shareholders’ Equity)

As of June 30, 2010 and the three months ended June 30, 2010 (April 1 to June 30, 2010)

1	Type and number of shares outstanding:

Common stock: 1,661,409 thousand shares

2	Type and number of treasury stock:

Common stock: 958 thousand shares

3	Stock acquisition rights as of June 30, 2010:

Stock acquisition rights for stock option: 1,776 million yen (NKSJ Holdings, Inc. 1,776 million yen)

4	Dividends

(1)	Dividends paid

NKSJ Holdings, Inc. is a joint holding company established through share exchange on April 1, 2010, so the amounts of dividends paid are the amounts approved at each general meeting of stockholders of wholly-owned subsidiaries mentioned below.

Sompo Japan Insurance Inc.

Resolution	Type of share	Total amount of dividend	Dividend per share	Date of record	Effective date	Source of dividend

General meeting of stockholders held on June 28, 2010	Common stock	19,681 million yen	20 yen	March 31, 2010	June 29, 2010	Retained earnings

NIPPONKOA Insurance Co., Ltd.

Resolution	Type of share	Total amount of dividend	Dividend per share	Date of record	Effective date	Source of dividend

General meeting of stockholders held on June 28, 2010	Common stock	6,019 million yen	8 yen	March 31, 2010	June 29, 2010	Retained earnings

(2)	Of dividends with record date within the three months ended June 30, 2010, dividends with the effective date after June 30, 2010

None.

(Segment Information)

[Segment Information]

1	Summary of reportable segments

The reportable segment of NKSJ Holdings, Inc. is the component of our company, for which discrete financial information is available, and whose operating results are regularly reviewed by the board of directors to make decisions about resources to be allocated to the segment and assess its performance.

The respective group companies of NKSJ Holdings, Inc. determine their comprehensive strategies for their operations as independent management unit and roll out their operations under the group-wide management policy of NKSJ Holdings, Inc.

Therefore, NKSJ Holdings, Inc. is composed of the business segments which include the respective group companies as a minimum component, and “Property and casualty insurance business” and “Life insurance business” are determined as the reportable segments. NKSJ Holdings, Inc. and other operations which are not covered by the reportable segments, are included in “Others.” The major companies which constitute each reportable segment and “Others” are listed below.

“Property and casualty insurance business” conducts underwriting of property and casualty insurance and related investment activities.

“Life insurance business” conducts underwriting of life insurance and related investment activities.

Major companies

Reportable segments

Property and casualty insurance business

Sompo Japan Insurance Inc.

NIPPONKOA Insurance Co., Ltd.

Sonpo 24 Insurance Company Limited

Saison Automobile and Fire Insurance Company, Limited

Sompo Japan Insurance Company of America

Sompo Japan Insurance Company of Europe Limited

Yasuda Seguros S.A.

Life insurance business	Sompo Japan Himawari Life Insurance Co., Ltd. NIPPONKOA Life Insurance Company, Limited Sompo Japan DIY Life Insurance Co., Ltd.

Others	NKSJ Holdings, Inc. Sompo Japan DC Securities Co., Ltd. Healthcare Frontier Japan Inc. Sompo Japan Asset Management Co., Ltd. Yasuda Enterprise Development Co., Ltd.

2	Information related to the amount of sales and net income or loss by each reportable segment

Three months ended June 30, 2010 (April 1 to June 30, 2010)

	(Millions of yen)
	Reportable segments			Others	Total
	Property and casualty	Life	Total
Sales
Sales from transactions with external customers	504,951	48,085	553,037	1,161	554,198
Sales arising from internal segment	—	—	—	769	769

Total	504,951	48,085	553,037	1,930	554,968

Net income (loss) attributable to segment	15,042	(687)	14,355	(932)	13,422

Notes)	1	The definitions of sales are as follows.
		Property and casualty:	Net premiums written
		Life:	Life insurance premiums written
		Others:	Ordinary income
	2	“Others” is business segments which are not included in reportable segments. It includes other operations.

3	Difference between the total amount of net income or loss on reportable segments and the quarterly consolidated statements of income and major components of the difference

(Information related to reconciliation)

(Millions of yen)
Net income	Amount
Total amount of reportable segments	14,355
Net income attributable to “Others”	(932)
Net income in the quarterly consolidated statements of income	13,422

4	Information related to goodwill by reportable segments

(Significant changes in the amount of goodwill)

In “Property and casualty insurance business”, as mentioned in “Business Combinations”, Sompo Japan Insurance Inc. of the consolidated subsidiary of NKSJ Holdings, Inc. acquired shares of Tenet Insurance Company Limited as of May 31, 2010. The increase in the amount of goodwill related to the acquisition is 2,609 million yen for the three months ended June 30, 2010.

(Significant gains on negative goodwill)

In “Property and casualty insurance business”, as mentioned in “Business Combinations”, Sompo Japan Insurance Inc., which was defined as the acquirer, acquired NIPPONKOA Insurance Co., Ltd. through share exchange as of April 1, 2010. The amount of gains on negative goodwill related to the acquisition is 149 million yen for the three months ended June 30, 2010.

(Financial Instruments)

As of June 30, 2010

The financial instruments which NKSJ Holdings, Inc. considers extremely difficult to figure out the fair value are not included in the following table.

	(Millions of yen)
	Carrying amount on the consolidated balance sheet	Fair value	Unrealized gains (losses)
Cash and deposits	231,443	231,443	—
Call loans	98,271	98,271	—
Receivables under resale agreements	88,980	88,980	—
Receivables under securities borrowing transactions	29,720	29,720	—
Monetary receivables bought	67,334	67,334	—
Money trusts	83,915	83,915	—
Securities	6,301,819	6,364,693	62,874
Loans	722,910
Allowance for possible loan losses (*1)	(1,570)

	721,340	729,318	7,978

Total assets	7,622,825	7,693,678	70,852

Bonds	128,000	128,844	844

Total liabilities	128,000	128,844	844

Derivative transactions (*2)
Not qualifying for hedge accounting	3,682	3,682	—
Qualifying for hedge accounting	18,033	18,032	(1)

Total derivative transactions	21,715	21,714	(1)

(*1)	General allowance for possible loan losses and individual allowance for possible loan losses responding to loans are excluded.

(*2)	This table shows derivative transactions which are allocated on other assets and other liabilities collectively. Assets and liabilities arising out from derivative transactions are shown on the net basis. The items which are net debt in total are shown by an asterisk (*).

Notes)

1	Calculation methods for the fair value of cash and deposits

Since all deposits are short term, the fair value approximates the book value, so the book value is presented as the fair value.

2	Calculation methods for the fair value of call loans

Since all call loans are short term, the fair value approximates the book value, so the book value is presented as the fair value.

3	Calculation methods for the fair value of receivables under resale agreements

Since all are short term, the fair value approximates the book value, so the book value is presented as the fair value.

4	Calculation methods for the fair value of receivables under securities borrowing transactions

Since all are short term, the fair value approximates the book value, so the book value is presented as the fair value.

5	Calculation methods for the fair value of monetary receivables bought

The fair value is based on the price quoted by counterparties.

6	Calculation methods for the fair value of money trusts

The fair value of the domestic bonds which are managed as trust asset is based on exchange price, the price released by Japan Securities Dealers Association, the price quoted by counterparties and the over-the-counter average price released by the supplier. The fair value of the domestic stocks which are managed as trust asset is based on exchange price. And the fair value of foreign securities is based on exchange price, the price released by the industry association and the price quoted by counterparties. As for derivative transactions, the fair value of quoted derivatives is based on exchange price and the fair value of forward foreign exchange is based on forward exchange rate.

7	Calculation methods for the fair value of securities

The fair value of the domestic bonds is based on exchange price, the price released by Japan Securities Dealers Association and the price quoted by counterparties. The fair value of the domestic stocks is based on exchange price. And the fair value of foreign securities is based on exchange price and the price quoted by counterparties.

8	Calculation methods for the fair value of loans

The fair value is the amount of future collection cash flow of each loan which is discounted by the risk free rate for the corresponding the period, adding credit risk premium and liquidity premium thereto, or the total amount of principal and interest which is discounted by the expected interest rate of new loans by the types and categories of internal ratings. For the loans categorized as non-performing, probably irrecoverable, irrecoverable or some intensive control debtors, the fair value is the amount of present value of estimated future cash flow, or since the potential loan losses are estimated based on the amount expected to be covered by collateral and guarantee, the fair value approximates the amount which the current estimated loan losses are deducted from the carrying amount on the consolidated balance sheet, so such amount is presented as the fair value.

9	Calculation methods for the fair value of bonds

The fair value is calculated as the amount of future cash flow discounted at the risk free rate for the corresponding period, adding credit risk premium and liquidity premium thereto.

10	Calculation methods for the fair value of derivative transactions

The fair value of forward foreign exchange transactions is calculated using forward exchange rate. As for forward foreign exchange transactions between foreign currency and the other foreign currency, the fair value is calculated using forward exchange rate of the other foreign currency and yen on the day of forward foreign exchange transactions.

The fair value of currency option transactions is based on the price quoted by counterparties.

The currency swap transactions that applied exceptional accounting are accounted for together in loans of hedge objectives. Therefore, the fair value of currency swap transactions is included in the fair value of the loans.

The fair value of interest rate swap transactions is based on the price quoted by counterparties or the fair value calculated by discounting future cash flow to the present value.

The fair value of equity index option transactions is based on the closing price at major exchanges.

The fair value of bond future transactions is based on the closing price at major exchanges.

The fair value of credit derivative transactions is based on the price quoted by counterparties.

The fair value of weather derivative transactions is calculated based on the contract term and the element of the contract.

The fair value of earthquake derivative transactions is calculated based on the contract term and the element of the contract.

The fair value of other forward transactions is based on the price quoted by counterparties.

(Securities)

As of June 30, 2010

1.      Bonds held to maturity (which have readily determinable fair value)

	(Millions of yen)
	Carrying amount on balance sheet	Fair value	Unrealized gains (losses)
Domestic bonds	1,064,939	1,127,109	62,169
Foreign securities	85,561	85,736	175

Total	1,150,501	1,212,846	62,344

2. Policy reserve matching bonds (which have readily determinable fair value)
	(Millions of yen)
	Carrying amount on balance sheet	Fair value	Unrealized gains (losses)
Domestic bonds	10,442	10,972	530

Total	10,442	10,972	530

3. Securities available for sale (which have readily determinable fair value)
	(Millions of yen)
	Cost	Carrying amount on balance sheet	Unrealized gains (losses)
Domestic bonds	2,456,168	2,535,300	79,132
Domestic stocks	1,133,722	1,486,446	352,723
Foreign securities	1,112,585	1,056,449	(56,136)
Others	127,660	129,891	2,231

Total	4,830,137	5,208,087	377,950

Notes)	1	Certificate of deposit, which are classified as cash and deposits and beneficial interests in the loan trusts, which are classified as monetary receivables bought in the quarterly consolidated balance sheet, are included in “Others” above.
	2	Impairment losses on securities available for sale amount to 4,824 million yen.

		NKSJ Holdings, Inc. and its domestic consolidated subsidiaries recognize impairment losses on securities available for sale if fair value declines by 30% or more of their cost at the end of the first quarter, as a rule.

(Derivatives transactions)

As of June 30, 2010

		(Millions of yen)
Type	Transaction	Notional amount		Fair value	Unrealized gains (losses)
Currency derivatives	Forward foreign exchange:
	Short	61,427		2,841	2,841
	Long	43,805		(1,443)	(1,443)
	Currency option:
	Short	18,199
		182	*	(0)	182
	Long	16,810
		182	*	1,605	1,422

Interest rate derivatives	Interest rate swap	15,000		63	63

Equity derivatives	Equity index option:
	Short	5,417
		205	*	(16)	188
	Long	4,400
		205	*	508	303
Bond derivatives	Bond future:

	Short	478		(9)	(9)

Others	Credit derivatives:
	Short	7,000		(9)	(9)
	Long	4,000		10	10
	Weather derivatives:
	Short	463
		17	*	(23)	(5)
	Long	24
		—	*	—	—
	Earthquake derivatives:
	Short	4,130
		138	*	(21)	116
	Long	3,447
		358	*	172	(186)
	Other forward:
	Long	67		2	2

Total		—		3,682	3,479

Notes)	1 Derivatives transactions to which hedge accounting is applied are excluded.
2 Amounts with an asterisk (*) represent the amount of the option premiums.

(Business Combinations)

Three months ended June 30, 2010 (April 1 to June 30, 2010)

1	Business integration

(1)	The name of acquiree and its type of business, reason for the business integration, date of integration, legal form of the integration, name of the controlling entity after the integration, percentage of voting rights acquired and the primary reason for defining the acquirer

(a)	The name of acquiree and its type of business

NIPPONKOA Insurance Co., Ltd. : Property and casualty insurance

(b)	Reason for the business integration

In the face of the declining birthrate and aging society—the significant challenges Japan faces in the medium to long-term period—as well as of increased risks associated with depopulating society, deteriorating global climate change, and in response to the diversified consumer demands amidst the individuals’ lifestyle changes, companies are urged to take proper actions and contribute to social safety and to customers’ sense of security.

Based on this shared perspective, SOMPO JAPAN and NIPPONKOA decided to establish a—new solution service group which provides customers with security and service of the highest quality and contribute to social welfare, while sharing as a unitary group the strengths nurtured through 120 years of their respective history.

(c)	Date of integration

April, 1, 2010

(d)	Legal form of the integration

Share exchange

(e)	Name of the controlling entity after the integration

NKSJ Holdings, Inc.

(f)	Percentage of voting rights acquired

100%

(g)	The primary reason for defining the acquiror

Sompo Japan Insurance Inc. was defined as the acquiror based on relative ownership percentage of voting rights in general.

(2)	The business term of the acquiree included in the quarterly consolidated statements of income for first quarter

From April 1, 2010 to June 30, 2010

(3)	Acquisition cost with details of the acquiree

Purchase price	444,248 million yen
Amount of stock acquisition rights	713 million yen

Total	444,962 million yen

(4)	Share exchange ratio, basis of calculation for the share exchange and the number of shares to be allotted

(a)	Share exchange ratio

One share of common stock of NKSJ Holdings, Inc. was allotted and delivered for each share of common stock of SOMPO JAPAN, and 0.9 shares of common stock of NKSJ Holdings, Inc. were allotted and delivered for each share of common stock of NIPPONKOA.

(b)	Basis of calculation for the allotment in relation to the share exchange

In order to ensure the fairness of the share exchange ratio to be used in the share exchange, SOMPO JAPAN appointed Nomura Securities Co., Ltd., Mizuho Securities Co., Ltd. and Goldman Sachs Japan Co., Ltd., and NIPPONKOA appointed Merrill Lynch Japan Securities Co., Ltd. and Mitsubishi UFJ Securities Co., Ltd. to calculate the share exchange ratio. Based on the calculation results and a comprehensive consideration of the financial conditions, asset conditions and future outlook of the Parties, SOMPO JAPAN and NIPPONKOA engaged in careful deliberation concerning the share exchange ratio. The Parties concluded and agreed that the share exchange ratio mentioned above is appropriate.

(c)	Number of shares to be allotted

SOMPO JAPAN	984,055,299 shares
NIPPONKOA	677,207,979 shares

(5)	Negative goodwill

(a)	Amount of negative goodwill

149 million yen

(b)	Reason for recognizing negative goodwill

The net amounts of assets acquired and liabilities assumed on the day of business integration exceeded the amount of investment based on evaluation of entity.

(6)	Amounts of assets acquired and liabilities assumed on the day of business integration

Total assets:	3,064,910 million yen
Securities	2,180,871 million yen
Total liabilities:	2,619,450 million yen
Underwriting funds	2,482,288 million yen

(7)	Estimated amounts of influence on the quarterly consolidated statements of income for the fiscal year ending March 31, 2011 assuming that the business integration had been completed on the commencement date of the fiscal year

There is no influence because the business integration was held on the same date of the commence date of the quarterly consolidated period for the fiscal year ending March 31, 2011.

2	Business integration

(1)	The name of acquiree and its type of business, reason for the business integration, date of integration, legal form of the integration, name of the controlling entity after the integration, percentage of voting rights acquired and the primary reason for defining the acquiror

(a)	The name of acquiree and its type of business

Tenet Insurance Company Limited (“Tenet”): Property and casualty insurance

(b)	Reason for the business integration

Through the acquisition of Tenet, Sompo Japan Group plans to further strengthen its solid platform and expand its operations in Singapore and Southeast Asia.

(c)	Date of integration

May, 31, 2010

(d)	Legal form of the integration

Acquisition of shares by cash

(e)	Name of the controlling entity after the integration

Tenet Insurance Company Limited

(f)	Percentage of voting rights acquired

100%

(g)	The primary reason for defining the acquiror

Sompo Japan was defined as the acquiror because Sompo Japan acquired shares of Tenet by cash.

(2)	The business term of the acquiree included in the quarterly consolidated statements of income for first quarter

None. The acquisition date is regarded as June 30, 2010.

(3)	Acquisition cost with details of the acquiree

Purchase price	97 million Singapore dollar
Direct cost for the acquisition	1 million Singapore dollar

Total	98 million Singapore dollar

(4)	Goodwill

(a)	Amount of goodwill

38 million Singapore dollar

(b)	Reason for recognizing goodwill

The acquisition cost exceeded the net amounts of assets acquired and liabilities assumed on the day of business integration.

(c)	Method and term of amortization

Straight-line amortization in 20 years

(5)	Amounts of assets acquired and liabilities assumed on the day of business integration

Total assets:	122 million Singapore dollar
Deposits	72 million Singapore dollar
Total liabilities:	62 million Singapore dollar
Underwriting funds	55 million Singapore dollar

(Per Share Information)

1	Total net assets per share

As of June 30, 2010
Total net assets per share	658.04 yen

Note) Calculation of total net assets per share is based on the following figures.

(Millions of yen)
As of June 30, 2010
Total net assets	1,097,536
Amount to be deducted from total net assets:	(4,878)
Stock acquisition rights	(1,776)
Non-controlling interests	(3,101)
Total net assets attributable to common stocks	1,092,658
Number of common stocks used for calculation of total net assets per share	thousand shares 1,660,450

2	Net income per share

Three months ended June 30, 2010 (April 1 to June 30, 2010)
Net income per share—Basic	8.08 yen
Net income per share—Diluted	8.07 yen

Note) Calculation of basic net income per share and diluted net income per share is based on the following figures.

(Millions of yen)
Three months ended June 30, 2010 (April 1 to June 30, 2010)
(1) Net income per share—Basic
Net income	13,422
Net income not attributable to common stockholders	—
Net income attributable to common stocks	13,422
Average number of common stocks outstanding	thousand shares 1,661,096
(2) Net income per share—Diluted
Adjustment of net income	—
Increase of common stocks:	thousand shares 2,074
Stock acquisition rights	thousand shares 2,074

[Significant subsequent events]

Three months ended June 30, 2010

(April 1 to June 30, 2010)

(Subsidiaries merge and become a direct subsidiary of NKSJ Holdings)

Sompo Japan Asset Management Co., Ltd. (SJAM) and ZEST Asset Management Ltd. (Zest AM), the asset management subsidiaries of, respectively, SOMPO JAPAN INSURANCE INC. (Sompo Japan) and the NIPPONKOA Insurance Co., Ltd. (Nipponkoa), NKSJ Holdings’ main subsidiaries, will merge, and the merged entity will become a direct subsidiary of NKSJ Holdings. Each of Sompo Japan’s and Nipponkoa’s board of directors formally approved the details on July 30, 2010. The overview of merged entity as subsidiary and purpose of this organizational restructuring are described as follows;

1	Purpose of merger and of making merged entity a direct subsidiary

The asset management subsidiaries will be merged to enhance the functions of the NKSJ Group’s asset management operations. As a strategic subsidiary in which the NKSJ Group’s asset management functions are concentrated, the merged entity will be moved from indirect subsidiary status to become a direct subsidiary of NKSJ Holdings.

2	Outline of new entity after organizational restructuring

Corporate name of merged entity: SOMPO JAPAN NIPPONKOA Asset Management Co., Ltd.

Location of head office: Chuo-ku, Tokyo

Lines of Business: Investment advisory business and investment trust business

Capital: 1,550 million yen

3	Date of merger and of making merged entity into a direct subsidiary

October 1, 2010 (subject to change)

4	Merger method and change of company name

Absorption merger with SJAM as the surviving entity

5	Merger ratio

1.204167 shares of SJAM common stock are to be delivered for each share of Zest AM common stock (ratio subject to change).

New SJAM shares to be issued in conjunction with the organizational restructuring will be 7,225 shares of common stock (subject to change).

6	Method by which merged entity will become NKSJ Holdings’ direct subsidiary

Shares of the new asset management company held by Sompo Japan and Nipponkoa will be delivered in-kind to NKSJ Holdings.

2.	Others

None.

Part 2: Information on party(ies) providing guaranty to the Reporting Company

(Omitted.)

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the information in relation to the NKSJ Holdings, Inc. (“NKSJ”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of NKSJ in light of the information currently available to NKSJ, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of NKSJ, as the case may be, to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. NKSJ does not undertake or will not undertake any obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by NKSJ in their subsequent domestic filings in Japan and filings with, or submissions to, the U.S. Securities Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, those below. The risks, uncertainties and other factors are also referred to in our domestic Quarterly Securities Reports.

(1)	Effects of deterioration of economic and business conditions in Japan

(2)	Risk of intensification of competition in the property and casualty insurance business

(3)	Changes to laws, regulations, and systems

(4)	Natural catastrophe risks related to insurance products

(5)	Occurrence of losses exceeding projection

(6)	Reinsurance risk

(7)	Effects of declining stock price

(8)	Effects of fluctuation in interest rate

(9)	Credit risk

(10)	Effects of fluctuation in foreign exchange rate

(11)	Liquidity risk

(12)	Life insurance business risks

(13)	Overseas business risk

(14)	Non-insurance business risk

(15)	Credit rating downgrade

(16)	Business interruption risk in case of natural disasters, etc.

(17)	Information security risk

(18)	Reputational risk

(19)	System integration risk

(20)	Risk of failure to adequately realize business integration synergies

(21)	Risks related to merger of life insurance subsidiaries

(22)	Other risks

36